2011 ANNUAL REPORT

DRIVING GLOBAL GROWTH


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ABOUT THE THEME

Stoneridge is driving global growth through its strategic expansion and technology solutions designed to serve the needs of customers throughout the world. By quickly adapting technology to the current and future needs of the marketplace, Stoneridge is able to supply customers with a wide range of electronic and performance management systems for commercial, automotive, agricultural, motorcycle and off-highway vehicle markets.

ABOUT THE COMPANY

Stoneridge is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets. These products help customers produce higher-quality vehicles, which continue to feature ever more reliable and sophisticated electrical and electronic systems. Headquartered in Warren, Ohio, Stoneridge operates with a global footprint that includes 21 manufacturing and design centers and 15 sales and engineering support offices to serve customers wherever they do business around the world.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)	2011	2010	2009
Net sales	$ 765,373	$ 635,226	$ 475,152
Operating income (loss)	$ 13,526	$ 23,524	$ (18,496)
Equity in earnings of investees	$ 10,034	$ 10,346	$ 7,775
Net income (loss) per diluted share	$ 2.00	$ 0.47	$ (1.38)
Primary working capital	$ 199,140	$ 89,218	$ 70,569
Total assets	$ 697,657	$ 386,736	$ 367,008
Cash and cash equivalents	$ 78,731	$ 71,974	$ 91,907
Long-term debt, less current portion	$ 183,711	$ 167,903	$ 183,431
Shareholders' equity	$ 180,639	$ 91,219	$ 76,467

FORWARD-LOOKING STATEMENTS

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.



DEAR FELLOW SHAREHOLDERS

We closed 2011 with multiple accomplishments, the most notable of which was the purchase of an additional 24% ownership of PST Eletronica S.A. (PST) in late December. PST is a long-term joint venture partner based in Brazil that provides electronic security alarms, convenience accessories and infotainment devices primarily for the automotive and motorcycle markets.

This purchase increased our ownership interest in PST to 74% and strengthened our strategic position. Future benefits from increased ownership include greater penetration in South American markets for Stoneridge core offerings, a much improved debt leverage ratio for the consolidated business and a higher share in future PST dividends. In addition, over time, we will develop cross-selling opportunities with PST to take advantage of the growth potential in the South American market and to potentially develop new offerings such as alarms and audio systems for other markets around the world.

PST sales increased 31% to $240 million for the year, driven largely by volume increases from the launch of our audio business through the mass merchandiser distribution channel. This was a record revenue performance for PST.

In our core business, we also achieved record sales of $765 million for the year, a 20% increase over 2010. We won $231 million of business awards during the year, including $117 million in new business and $114 million in replacement business.

Major business awards in 2011 included a telematics system for a Europe-based global leader in commercial vehicles to be produced in Europe and Brazil with PST, a record life of the contract award with a global manufacturer of construction equipment based in Europe, and numerous exhaust gas temperature (EGT) sensor awards, including an award with a major North American automotive producer.

In our Asia Pacific business, growth was driven by a record $17 million in new awards for the year. These, combined with last year's awards, total more than $40 million in new business awards. The combined awards reflect Stoneridge's growth potential in the Asian markets as we continue to increase our presence and develop both electronics and sensor products for the region.

Stoneridge's new business awards speak well for our ability to serve the needs of our customers with our products, technology and global capabilities. Our strategy to focus on higher-value products by leveraging our technology across different markets and regions is clearly working. We continue to realign our automotive product portfolio to focus on key product lines in emissions and actuation with attractive market growth potential, while reducing our presence in commodity or noncompetitive product lines.

Sales of Minda Stoneridge, our unconsolidated joint venture in India, reached a record level of nearly $50 million in 2011, a 49% increase from the prior year. In addition, our Control Devices business is supporting future sensor development with Minda by providing an attractive avenue for future growth in this region as this venture now includes Stoneridge's sensor technology.

In North America and Europe, the commercial vehicle markets continued to improve in 2011, and we saw additional growth in the market for agricultural equipment. The North American automotive market, a primary market for Control Devices, also continued its improvement in 2011, and we expect further growth in 2012.

We continued to broaden our manufacturing presence in Mexico as we began production at our new Saltillo facility in November 2011 for one of our major customers. The start-up costs for this facility had a negative impact on our 2011 financial performance, but this investment positions us well to serve wiring customers in the future.

To accommodate our growth in China, we leased a facility next to our current plant to support the business wins mentioned above.

The year also brought significant operational challenges from the natural disasters in Japan and Thailand, which impacted our supply chain. One of our notable accomplishments was our response to these events and our actions to secure components so our customers' operations could proceed uninterrupted through these disasters. While many in our organization worked on this response, our global purchasing teams and leaders did an exceptional job of keeping our customers informed of developments and working with our factories to meet customer demand. I am particularly proud of the job they did.

Our other major challenge in 2011 was the underperformance of our North American wiring business. While performance improved in all of our other businesses, the North American wiring business underperformed due to high commodity prices (primarily copper), the impact of a stronger Mexican peso compared with the U.S. dollar, and operational issues as we strove to meet large increases in customer demand in the first half of the year.

OPERATIONAL INITIATIVES

To help improve our performance, we consolidated responsibility for our global operations by appointing a Vice President of Operations. This functional reorganization will have two benefits: it will allow the business unit leadership to focus more on driving business growth, and it will improve our factories' performances through standardization of our manufacturing and procurement processes.

To fill this role, we hired Richard Adante as our Vice President of Operations in May 2011. Rick has accumulated more than 35 years of diverse operational experience over his career. He has taken responsibility for plant operations, supply chain management and implementation of the Company's ongoing strategy for continuous operational improvement. As the year progressed, we strengthened our operating performance in the wiring business, which resulted in improved customer service levels, reduced premium freight costs, lower headcount and less overtime. Under Rick's leadership, we expect to continue to improve our operating capabilities to become a faster and more flexible organization built to meet the changing requirements of our global customers.

As we enter 2012, we can see the results of the focus on continuous improvement in our wiring operations.

As we enter 2012, we can see the results of the focus on continuous improvement in our wiring operations. Operating metrics that we track in our wiring plants include reduction of our past-due pieces by 98% for the first quarter of 2012 compared with the first quarter of 2011. Productivity improved as we trimmed our direct and indirect labor headcount in our wiring operations by 17% from the peak in March 2011, while sales per employee rose by 30% over the same period.

As a result, our wiring business began to improve its performance during the last half of the year, and that trend has continued into 2012. We expect these improvements to continue to positively impact our performance in the coming year.

Stoneridge achieved record sales of $765 million in 2011, a 20% increase over the prior year.


NET SALES
(in millions)
727
753
475
635
765
07
08
09
10
11
JOINT VENTURE NET SALES
(in millions)
153
197
161
219
286
07
08
09
10
11

We have also addressed our commodity and currency issues by fixing the rates for a significant portion of our most volatile currencies and commodities, and by negotiating price recoveries with our customers.

While I am pleased with our Company's overall improvement from 2010, we need to continue our efforts to strengthen our wiring business. In addition, we will need to lower our working capital by reducing inventories, which will improve our cash generation. Most importantly, we will continue to focus on increasing shareholder returns as we grow our business profitably and consistently.

2012 OUTLOOK

We look forward to 2012 with cautious optimism, as we expect growth in many of our key markets, although global economic and political conditions remain uncertain. Based on our expectations for continuous operational improvements and more favorable foreign exchange rates and commodity prices, we should return to a more normal range for gross margin in 2012.

Specifically, the North American automotive and commercial vehicle markets are expected to continue to grow in 2012, but the most recent estimates show a possible 5% to 10% reduction in European production for the year. However, our new program launches in Europe should help offset this decline, and our European team has taken cost-control actions consistent with these market forecasts. We also expect continued growth in the global agricultural and construction markets, which represented approximately 20% of our sales in 2011.

We remain confident in our global growth strategy and expect to continue our progress toward long-term profitability improvement and shareholder value creation. I thank our Board of Directors, management team and employees for their continued commitment to these goals, as well as our fellow shareholders for their ongoing support and investment in the Company.



John C. Corey

President, Chief Executive Officer, Director and Shareholder

March 28, 2012



///// A WORLD OF GROWTH

Manufacturers and consumers continue to favor greater electronic content to improve the performance and efficiency of their automobiles, trucks and other vehicles. Stricter government regulations, rising fuel prices, safety concerns and worldwide energy conservation efforts are among the many factors driving this trend.

Stoneridge products help customers satisfy the need for more sophisticated and extensive electronic content in their vehicles. The Company's sensors, switches, actuators, instrumentation, driver information and vehicle management systems, wiring products, security devices and services, and convenience accessories serve a variety of functions to improve overall vehicle performance in areas such as emission control, fuel efficiency, safety and security.

Systems and individual products provided by Stoneridge are high-quality, cost-effective and flexible to meet each customer's needs, and the Company's global organization is quick to develop new products and applications that adapt to changing technologies and market demands. Stoneridge combines its technology expertise with a partnership-oriented approach with customers to design and develop next-generation products. In this way, Stoneridge is participating in the transition from mechanical-based systems to more advanced electrical and electronic components, modules and systems.

Through joint ventures and acquisitions in recent years, Stoneridge has significantly enhanced its global capabilities to take advantage of growing market opportunities. The Company continues to expand its presence in growth markets such as Brazil, China and India, while diversifying its global customer base and leveraging its technology by developing new applications for a wider range of markets.

Stoneridge products help customers satisfy the need for more sophisticated and extensive electronic content in their vehicles.

Stoneridge supplies its products, predominantly on a sole-source basis, to many of the world's leading commercial vehicle and automotive original equipment manufacturers (OEMs), as well as to non-vehicle OEMs and tier-one suppliers. In addition, Stoneridge supplies security and infotainment products to the aftermarket and through mass merchandise channels. The Company operates in three business segments – Control Devices, Electronics and PST. As a result of Stoneridge's December 2011 acquisition of a controlling interest in the PST joint venture, it is now recognized as a reporting segment of the Company.

CONTROL DEVICES

The Control Devices segment focuses on products that monitor, measure or activate specific functions within a vehicle to improve performance, reduce emissions and enhance safety. Product categories include:

- Sensors
- Electronic and electromechanical switches
- Valves
- Control actuation devices
- Other electronic components

Within this segment, Stoneridge offers technology solutions for exhaust gas temperature sensors, wheel speed sensors, seat track position sensors, keyless entry pads, shift-by-wire systems, customer-actuated switches, hidden switches, torque sensors, soot sensors (in development), and more. It sells these products primarily to the global automotive market, as well as to the commercial vehicle and agricultural markets.

A number of trends are driving long-term growth in demand for these products. For example, new emission regulations being adopted worldwide are leading to greater demand for sensors and other products that help reduce emissions and improve fuel efficiency.

ELECTRONICS

The Electronics segment offers a wide range of technology solutions and applications that enhance the performance of a vehicle's electrical system and provide critical information to drivers and fleet managers. These products are sold primarily to the commercial truck, agricultural vehicle and off-highway vehicle markets. Product categories include:

- Electronic instrumentation
- Electronic control units
- Driver information and vehicle management systems
- Electrical distribution systems

These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the



EGT sensors play a crucial role in vehicle systems that measure and reduce exhaust emissions.



Using the latest advances in technology, Stoneridge is a leading supplier of instrument clusters for commercial vehicles.



PST is a long-standing leader in providing security and infotainment products to the South American automotive and motorcycle markets.

electrical system within a vehicle. Specific products include telematics systems, tachographs, instrument clusters, dashboard assemblies, door control modules and complex wiring systems. Continuing efforts to improve safety and new regulations governing operator activity require devices such as these to track and manage vehicle and operator performance.

PST

The PST segment specializes in electronic vehicle security, convenience accessories, tracking devices, monitoring services and infotainment devices for the automotive and motorcycle markets. These products are sold through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs, and through mass merchandisers. Product categories include:

- Security alarms
- Convenience accessories
- Tracking devices and monitoring services
- In-vehicle audio and video systems

These products improve the performance, safety and convenience features of customers' vehicles. PST has experienced solid growth primarily driven by maintaining a leadership position in aftermarket security products, further developing its original equipment services distribution network, increasing sales penetration direct to OEMs, introducing new products such as in-vehicle audio devices through the mass merchandisers market channel, and providing new services such as vehicle tracking and monitoring.

GLOBAL EXPANSION

Stoneridge has expanded its global operations significantly and diversified its customer base in recent years to improve its overall position in the marketplace and its opportunities for long-term profitable growth. This effort will continue in 2012 with a planned expansion of its Suzhou, China, plant to accommodate growing demand in the Asia Pacific market.

Brazil-based PST, now 74% owned by Stoneridge, continues to expand its market presence with its offerings of car and motorcycle alarms, vehicle tracking devices, in-car audio and audio/video systems, and other convenience accessories.

In India, the Minda Stoneridge joint venture also continues to grow with new electromechanical and electronic instrumentation products and technologies for the automotive, motorcycle and commercial vehicle markets. Stoneridge is leveraging its investments in both Minda and PST by sharing its knowledge and expertise in electrical and electronic systems and sensors to expand its product offerings in the Asian and South American markets, respectively.

Stoneridge has expanded its global operations significantly and diversified its customer base in recent years.

Stoneridge is well-positioned to grow and generate greater value for customers and shareholders through its continued investment and expansion in growth markets, successful leveraging of its operations on a global basis, and focus on technology-based solutions driven by customer demand and changing regulatory requirements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

SEC
Mail Processing
Section

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

APR 24 2012

Commission file number: 001-13337

Washington DC
405

Stoneridge

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio *(State or other jurisdiction of incorporation or organization)*	**34-1598949** *(I.R.S. Employer Identification No.)*
9400 East Market Street, Warren, Ohio *(Address of principal executive offices)*	**44484** *(Zip Code)*

(330) 856-2443
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2011, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $345.1 million. The closing price of the Common Shares on June 30, 2011 as reported on the New York Stock Exchange was $14.74 per share. As of June 30, 2011, the number of Common Shares outstanding was 25,576,578.

The number of Common Shares, without par value, outstanding as of February 17, 2012 was 28,126,808.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 7, 2012, into Part III, Items 10, 11, 12, 13 and 14.

PART I

Item 1. Business.

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial vehicle, automotive, agricultural, motorcycle and off-highway vehicle markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety, security and infotainment. Our extensive footprint, including our joint ventures, encompasses more than 25 locations in 15 countries and enables us to supply global and regional commercial vehicle, automotive, agricultural and off-highway vehicle manufacturers around the world. Our custom-engineered products and systems are used to activate equipment and accessories, monitor and display vehicle performance and control, distribute electrical power and signals and provide vehicle security convenience. Our product offerings consist of (i) vehicle instrumentation systems, (ii) vehicle management electronics, (iii) sensors, (iv) security alarms and vehicle tracking devices and monitoring services, (v) convenience accessories, (vi) power and signal distribution systems and (vii) application-specific switches and actuators. We supply the majority of our products, predominantly on a sole-source basis, to many of the world's leading commercial vehicle and automotive original equipment manufacturers, ("OEMs"), and select non-vehicle OEMs, as well as certain commercial vehicle and automotive tier one suppliers. These OEMs are increasingly utilizing electronic technology to comply with more stringent regulations (particularly emissions and safety) and to meet end-user demand for improved vehicle performance and greater convenience. As a result, per-vehicle electronic content has been increasing. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems. On December 31, 2011, the Company increased its ownership in PST Eletronica S.A. (now PST Eletronica Ltda. ("PST")), to 74%. Subsequent to the increase in ownership, PST became a consolidated subsidiary of the Company. PST is a Brazil-based electronic system provider focused on security, infotainment and convenience accessories primarily for the South American automotive and motorcycle markets. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers.

Products

We conduct our business in three reportable segments: Electronics, Control Devices and PST. The Company's operating segments in the Electronics and Control Devices segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The core products of the Electronics reportable segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices reportable segment include sensors, electronic and electrical switch products, valves and control actuation devices. The core products of PST include a wide variety of electronic devices for the automotive and motorcycle markets, which are comprised of vehicle alarms, convenience applications, vehicle monitoring and tracking devices and infotainment systems. We design and manufacture the following vehicle products:

Electronics. Our Electronics segment designs and manufactures electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems (primarily wiring harnesses and connectors for electrical power and signal distribution). These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the electrical system within a vehicle. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the commercial vehicle, agricultural and off-highway vehicle markets. We also assemble entire instrument panels for the medium-and heavy-duty truck markets that are configured specifically to the OEM customer's specifications.

Control Devices. Our Control Devices segment designs and manufactures products that monitor, measure or activate specific functions within a vehicle. This segment includes product lines such as sensors, switches, valves, and actuators, as well as other electronic products. Sensor products are employed in major vehicle systems such as the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit signals that activate specific functions. Our switch technology is principally used in two capacities, user-activated and hidden. User-activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. Hidden switches are not typically visible to vehicle operators or passengers and are engaged to activate or deactivate selected functions as part of normal vehicle operations, such as brake lights. In addition, our Control Devices segment designs and manufactures electromechanical actuator products that enable OEMs to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market as well as the commercial vehicle and agricultural markets.

PST. Our PST segment specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices primarily for the automotive and motorcycle industry. This segment includes product lines such as alarms, convenience applications, vehicle monitoring and tracking devices and infotainment systems. These products improve the performance, safety and convenience features of our customers' vehicles. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers.

The following table sets forth for the periods indicated, the percentage of net sales attributable to our product categories and reportable segments for the years ended December 31:

Product Category	**Segment[(A)]**	**2011**	**2010**	**2009**
Vehicle electrical power & distribution systems	Electronics	**43%**	41%	40%
Electronic instrumentation & information display products	Electronics	**24**	22	23
Total Electronics		**67%**	63%	63%
Switch & position sensors	Control Devices	**15%**	17%	18%
Actuator & temperature, pressure & speed sensors	Control Devices	**18**	20	19
Total Control Devices		**33%**	37%	37%

(A) The information presented in this table is not affected by the Company's acquisition of a controlling interest in PST which occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report.

Our products and systems are sold to numerous OEM and tier one supplier customers, in addition to aftermarket distributors and mass merchandisers, for use on many different vehicle platforms. We supply multiple different parts to many of our principal OEM and tier one customers under requirements contracts for a particular vehicle model. These contracts range in duration from one year to the production life of the model, which commonly extends for three to seven years. Approximately 73%, 68% and 67% of our net sales in 2011, 2010 and 2009, respectively, were derived from the commercial, agricultural and off-highway vehicle markets. Approximately 27%, 32% and 33% of our net sales in 2011, 2010 and 2009, respectively, were made to the automotive market.

For further information related to our reportable segments and financial information about geographic areas, see Note 12 to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for our reportable segments include: copper wire and cables, electrical connectors, molded plastic components and resins, instrumentation and certain electrical components such as printed circuit boards, semiconductors, microprocessors, memory devices, resistors, capacitors, fuses, relays and infotainment devices. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. As global demand for our production materials increases, we may have difficulties obtaining adequate production materials from our suppliers to satisfy our customers. Any extended period of time for which we cannot obtain adequate production material or which we experience an increase in the price of production material could materially affect our results of operations and financial condition.

Patents, Trademarks and Intellectual Property

We maintain and have pending various U.S. and foreign patents, trademarks and other rights to intellectual property relating to the reportable segments of our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in our reportable segments have been cyclical. Because these products are used principally in the production of vehicles for the commercial, automotive, agricultural, motorcycle and off-highway markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in commercial, automotive, agricultural, motorcycle and off-highway vehicle production of our principal customers could adversely impact the Company. Seasonality within the markets that we serve also impacts our operations.

Customers

We are dependent on several customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers, or the loss of a significant customer, would have a material adverse impact on our financial condition and results of operations. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or cancelled. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on our financial condition and results of operations. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents our principal customers, as a percentage of net sales:

Years ended December 31	2011[(A)]	2010	2009
Navistar International Corporation	**24%**	24%	27%
Deere & Company	**15**	14	12
Ford Motor Company	**6**	8	9
General Motors Company	**5**	5	5
Scania Group	**5**	4	3
Other	**45**	45	44
Total	**100%**	100%	100%

(A) The information presented in this table is not affected by the Company's acquisition of a controlling interest in PST which occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report.

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

The markets for our products in our reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, performance, service and delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models for OEM customers. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns. We compete for aftermarket and mass merchandiser sales based on price, product functionality, quality and service.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics. Our primary competitors include Bosch, Continental AG, Delphi Automotive PLC, Leoni, Nexans SA, PKC Group, and Yazaki Corporation.

Control Devices. Our primary competitors include BEI Sensors, Bosch, Continental AG, Delphi Automotive PLC, Denso Corporation, Hella KGaA Hueck & Co., Methode Electronics, Inc., Sensata, TRW Automotive Holdings Corp. and Visteon.

PST. Our primary competitors include Autolift, Autotrac, Brose, Car System, Graber, H-Buster, Ituran, M. Marelli, Quantum, Olimpus, Sascar, Segma, Sistec, Sony, Techcar and Tragial.

Product Development

Our research and development efforts for our reportable segments are largely product design and development oriented and consist primarily of applying known technologies to customer requests. We work closely with our customers to creatively solve customer requests using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicle platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Our development work is largely performed on a decentralized basis. We have engineering and product development departments organized by market. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts, Lexington, Ohio, Stockholm, Sweden, Pune, India, Manaus, Brazil, and Sao Paulo, Brazil. In addition, during 2010, we opened a product development center in Shanghai, China, to focus on the developing Chinese market.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable us to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We have further strengthened our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Product development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $35.3 million, $37.6 million and $33.0 million for 2011, 2010 and 2009, respectively, or 4.6%, 5.9% and 6.9% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers, which allows us to sell our products to multiple customers. The typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to water and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2011, we had approximately 10,800 employees, approximately 3,400 of whom were salaried and the balance of whom were paid on an hourly basis. Total employee headcount includes employees of PST, acquired on December 31, 2011. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Brazil, Estonia, France, Mexico, Spain, Sweden, and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives, including (i) diversifying our business by expanding in high-growth regions, (ii) employing complementary design processes, growth technologies and intellectual capital and (iii) realizing cost savings from combined sourcing. We have joint ventures in Brazil, PST, and in India, Minda Stoneridge Instruments Ltd. ("Minda"), and continue to explore similar business opportunities in other global markets. We have a 74% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997, acquiring a 50% interest. On December 31, 2011, we acquired an additional 24% interest. Prior to the acquisition of the additional interest, PST was accounted for using the equity method of accounting. Subsequent to the acquisition, PST became a consolidated subsidiary of the Company. We entered into our Minda joint venture in August 2004, this investment is accounted for using the equity method of accounting.

PST specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers. PST's sales are to customers in South America. PST generated net sales of $234.2 million, $182.9 million and $140.7 million in 2011, 2010 and 2009, respectively. We received dividend payments of $0.0 million, $5.5 million and $7.3 million from PST in 2011, 2010 and 2009, respectively.

Minda manufactures electromechanical/electronic instrumentation equipment and sensors primarily for the automotive, motorcycle and commercial vehicle markets. We leverage our investment in Minda by sharing our knowledge and expertise in electrical components and systems and expanding Minda's product offering through the joint development of our products designed for the market in India.

Our joint ventures have contributed positively to our financial results in 2011, 2010 and 2009. Equity earnings by joint venture are summarized in the following table (in thousands):

Years ended December 31	**2011**	**2010**	**2009**
PST	**$ 8,805**	$ 9,490	$7,385
Minda	**1,229**	856	390
Total equity earnings of investees	**$10,034**	$10,346	$7,775

Executive Officers of the Company

Each executive officer of the Company serves the Board of Directors at its pleasure. The Board of Directors generally appoints corporate officers annually. The executive officers for reporting purposes under the Securities and Exchange Act of 1934, as amended, of the Company are as follows:

Name	Age	Position
John C. Corey	64	President, Chief Executive Officer and Director
George E. Strickler	64	Executive Vice President, Chief Financial Officer and Treasurer
Richard M. Adante	65	Vice President of Operations
Thomas A. Beaver	58	Vice President of the Company and Vice President of Global Sales and Systems Engineering
Sergio de Cerqueira Leite	48	Chief Executive Officer of PST Eletronica Ltda.
Michael D. Sloan	55	Vice President of the Company and President of the Control Devices Division
Mark J. Tervalon	45	Vice President of the Company and President of the Electronics Division

John C. Corey, President, Chief Executive Officer and Director. Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations. Mr. Corey has served as a Director and Chairman of the Board of Haynes International, Inc., a producer of metal alloys, since 2004.

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Richard M. Adante, Vice President of Operations. Mr. Adante has served as Vice President of Operations since May 2011. From November 2009 until his appointment at Stoneridge, Mr. Adante was consulting through his personal consulting firm, RMA Management Consultants. From July 2006 to November 2009, Mr. Adante served as the President of Hawthorn Manufacturing, now known as Crowne Group.

Thomas A. Beaver, Vice President of the Company and Vice President of Global Sales and Systems Engineering. Mr. Beaver has served as Vice President of the Company and Vice President of Global Sales and Systems Engineering since January 2005. Prior to that, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005.

Sergio de Cerqueira Leite, Chief Executive Officer of PST Eletronica Ltda. Mr. Leite is a founding partner of PST. He has held the Chief Executive Officer position since 1997. Prior to that, he worked in PST's sales and marketing department.

Michael D. Sloan, Vice President of the Company and President of the Control Devices Division. Mr. Sloan has served as President of the Control Devices Division since July 2009 and Vice President of the Company since December 2009. Prior to that, Mr. Sloan served as Vice President and General Manager of Stoneridge Hi-Stat from February 2004 to July 2009.

Mark J. Tervalon, Vice President of the Company and President of the Stoneridge Electronics Division. Mr. Tervalon has served as President of the Stoneridge Electronics Division and Vice President of the Company since August 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003, when he became Vice President and General Manager of the Stoneridge Electronics Group until August 2006.

Available Information

We make available, free of charge through our website (*www.stoneridge.com*), our Annual Report on Form 10-K ("Annual Report"), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the U.S. Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A. Risk Factors.

Set forth below are some of the principal risks and uncertainties that may affect our business. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slow-down, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters, commodity prices or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section, "Forward-Looking Statements," should be considered in addition to the following statements.

Our business is cyclical and seasonal in nature and downturns in the commercial, automotive, agricultural and off-highway vehicle markets could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of commercial, automotive, agricultural and off-highway vehicles. The markets for our products have been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the commercial, automotive, agricultural and off-highway vehicle markets, our net sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in commercial, automotive, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2011, approximately 73% of our net sales were derived from commercial, agricultural and off-highway vehicle markets and approximately 27% were derived from the automotive market. Seasonality experienced by our served markets also impacts our operations.

We may not realize sales represented by awarded business.

We base our growth projections, in part, on commitments made by our customers. These commitments generally renew annually during a program life cycle. Failure of actual production orders from our customers to approximate these commitments could have a material adverse effect our business, financial condition or results of operations.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates, in addition to the risk of adverse effects resulting from general customer demands for cost reductions and quality improvements.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, financial condition or results of operations.

OEM customers have exerted considerable pressure on component suppliers to reduce costs, improve quality and provide additional design and engineering capabilities and continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset required price reductions. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, financial condition or results of operations.

Our business is very competitive and increased competition could reduce our sales.

The markets for our products are highly competitive. We compete based on quality, service, price, performance, timely delivery and technological innovation. Many of our competitors are more diversified and have greater financial and other resources than we do. In addition, with respect to certain of our products, some of our competitors are divisions of our OEM customers. We cannot assure you that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on several principal customers for a significant percentage of our net sales. In 2011, our top three customers were Navistar International Corporation, Deere & Company and Ford Motor Company, which comprised 24%, 15% and 6% of our net sales, respectively. In 2011, our top ten customers accounted for 71% of our net sales. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or any group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our business, financial condition or results of operations. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete successfully.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete successfully in the future with these larger, consolidated companies, our business, financial condition or results of operations could be adversely affected.

We rely on independent dealers and distributors to sell certain products in the aftermarket sales channel and a disruption to this channel would harm our business.

Because we sell certain products such as security accessories and driver information products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. If dealers and distributors do not maintain sufficient inventory levels to meet customer demand, our sales could be negatively impacted.

Our dealer network also sells products offered by our competitors. If our competitors offer our dealers more favorable terms, those dealers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors, or to expand our distribution channels, our business will suffer.

We are dependent on the availability and price of raw materials and other supplies.

We require substantial amounts of raw materials and other supplies, and substantially all such materials we require are purchased from outside sources. The availability and prices of raw materials and other supplies may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers and interruptions in production by suppliers, weather emergencies, commercial disputes, acts of terrorism or war, changes in exchange rates and worldwide price levels. As demand for raw materials and other supplies increases as a result of a recovering economy, we may have difficulties obtaining adequate raw materials and other supplies from our suppliers to satisfy our customers. At times, we have experienced difficulty obtaining adequate supplies of semiconductors and memory chips for our Electronics segment and nylon and resins for our Control Devices segment. If we cannot obtain adequate raw materials and other supplies, or if we experience an increase in the price of raw materials and other supplies, our business, financial condition or results of operations could be materially adversely affected.

We use a variety of commodities, including copper, zinc, resins and certain other commodities. Increasing commodity costs could have a negative impact on our results. We have sought to alleviate the impact of increasing costs by including a material pass-through provision in our customer contracts whenever possible, and at times by selectively hedging a portion of our copper exposure. The inability to pass-through increasing commodity costs may have a material adverse effect on our business, financial condition or results of operations.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in product development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products, to develop new products and to achieve technological advances could have a material adverse effect on our business, financial condition or results of operations.

Our Global Positioning Systems ("GPS") products depend upon satellites maintained by the United States Department of Defense. If a significant number of these satellites become inoperable, unavailable or are not replaced, or if the policies of the United States government for the use of the GPS without charge are changed, our business will suffer.

The GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of seven and a half years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, the average age is six years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our GPS products and the growth of market opportunities. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the U.S. government that provide for the use of the GPS without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of the GPS, other U.S. government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of our products to select GPS-based products instead of products based on competing technologies, which could adversely affect our operational revenues and our financial condition.

We may incur material product liability costs.

We may be subject to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. We cannot assure you that our product liability insurance will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or customer OEM-instituted recalls involving such products. A successful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business, financial condition or results of operations.

Increased or unexpected product warranty claims could adversely affect us.

We typically provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects and adhere to customer specifications. If a product fails to comply with the warranty, we may be obligated or compelled, at our expense, to correct any defect by repairing or replacing the defective product. We maintain warranty reserves in an amount based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserves, we must forecast the resolution of existing claims, as well as expected future claims on products previously sold. The amounts estimated to be due and payable could differ materially from what we may ultimately be required to pay. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could have a material adverse effect on our customer relations and our financial condition or results of operations.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property or are found liable for infringing the rights of others, our business could be adversely affected.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and license agreements, are important in the operation of our businesses, and we rely on the patent, trademark, copyright and trade secret laws of the United States and other countries, as well as nondisclosure agreements, to protect our intellectual property rights. We may not, however, be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property, breaching any nondisclosure agreements with us, or independently developing technology that is similar or superior to ours and not covered by our intellectual property. Any of the foregoing could reduce any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. We cannot assure you that any intellectual property will provide us with any competitive advantage or will not be challenged, rejected, cancelled, invalidated or declared unenforceable. In the case of pending patent applications, we may not be successful in securing issued patents, or securing patents that provide us with a competitive advantage for our businesses. In addition, our competitors may design products around our patents that avoid infringement and violation of our intellectual property rights.

We cannot be certain that we have rights to use all intellectual property used in the conduct of our businesses or that we have complied with the terms of agreements by which we acquire such rights, which could expose us to infringement, misappropriation or other claims alleging violations of third party intellectual property rights. Third parties have asserted and may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claims regarding intellectual property rights of others, could result in substantial costs and in a diversion of our resources. Any such claims and resulting litigation could require us to enter into licensing agreements (if available on acceptable terms or at all), pay damages and cease making or selling certain products and could result in a loss of our intellectual property protection. Moreover, we may need to redesign some of our products to avoid future infringement liability. We also may be required to indemnify customers or other third parties at significant expense in connection with such claims and actions. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Disruptions in the financial markets could adversely impact the availability and cost of credit which could negatively affect our business.

Our credit facility has a maximum borrowing level of $100.0 million and is scheduled to expire on December 1, 2016. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. As of December 31, 2011, we had undrawn borrowing capacity of $29.5 million, based on eligible current assets. We will need to refinance the credit facility prior to its expiration. Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the general lack of liquidity may adversely impact the availability and cost of credit. We may be required to refinance the credit facility at terms and rates that are less favorable than our current terms and rates, which could adversely affect our business, financial condition or results of operations.

Our debt obligations could limit our flexibility in managing our business and expose us to risks.

As of December 31, 2011, the face amount of our senior secured notes was $175.0 million. In addition, we are permitted under our credit facility and the indenture governing our senior secured notes to incur additional debt, subject to specified limitations. Our high degree of leverage and the terms of our indebtedness may have important consequences including the following:

- we may have difficulty satisfying our obligations with respect to our indebtedness, and if we fail to comply with these requirements, an event of default could result;
- we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;
- covenants relating to our debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;
- covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and
- we may be placed at a competitive disadvantage against any less leveraged competitors.

These and other consequences of our substantial leverage and the terms of our indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Covenants in our credit facility and our indenture governing the senior secured notes may limit our ability to pursue our business strategies.

Our credit facility and the indenture governing our senior secured notes limit our ability to, among other things:

- incur additional debt and guarantees;
- pay dividends and repurchase our stock;
- make other restricted payments, including investments;
- create liens;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- enter into agreements that restrict dividends from subsidiaries;
- enter into transactions with our affiliates;
- consolidate, merge or sell or otherwise dispose of all or substantially all of our assets; and
- substantially change the nature of our business.

The agreement governing our credit facility also requires us to maintain a ratio of (i) consolidated EBITDA, as defined in the credit facility, less specified items to (ii) consolidated fixed charges, as defined in the credit facility, of at least 1.10 to 1.00 whenever undrawn availability under the credit facility is less than

$20.0 million. Our ability to comply with this fixed charge coverage ratio requirement, as well as the restrictive covenants under the terms of our indebtedness, may be affected by events beyond our control.

The restrictions contained in the indenture governing our senior secured notes and the agreement governing our credit facility could:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants under our indebtedness or our inability to comply with the fixed charge coverage ratio requirement in the credit facility could result in a default under the agreement governing the credit facility and the indenture governing the senior secured notes. If a default occurs, holders of the senior secured notes could declare all principal and interest to be due and payable, the lenders under the credit facility could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and terminate any commitments they have to provide further borrowings, and holders of the senior secured notes and the credit facility lenders could pursue foreclosure and other remedies against us and our assets.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance, our obligations with respect to our indebtedness will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. The credit facility and the indenture governing our senior secured notes restrict our ability to dispose of assets and use the proceeds from the disposition. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, could materially and adversely affect our business, financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the senior secured notes could declare all outstanding principal and interest to be due and payable, the lenders under our credit facility could terminate their commitments to lend us money, holders of the senior secured notes and the lenders under the credit facility could foreclose on or exercise other remedies against the assets securing the senior secured notes and borrowings under our credit facility and we could be forced into bankruptcy, liquidation or other insolvency proceedings, which, in each case, could result in your losing your investment in our Common Shares.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices was to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large costs to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer security violations pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We may experience increased costs and other disruptions to our business associated with labor unions.

As of December 31, 2011, we had approximately 10,800 employees, approximately 3,400 of whom were salaried, and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Brazil, Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We cannot assure you that other of our employees will not be represented by a labor organization in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any work stoppage or other labor disruption involving our employees, employees of our customers (many of which customers have employees who are represented by unions), or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture our products or reducing the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

Our business, operations and facilities are subject to environmental and health and safety laws and regulations, many of which provide for substantial fines for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. Changes in environmental, health and safety laws, regulations and requirements or other governmental regulations could increase our cost of doing business or adversely affect the demand for our products.

We also may be required to investigate or clean up contamination resulting from past or current uses of our properties. At our former Sarasota, Florida, facility, for example, groundwater and soil contamination caused by operations before we acquired the facility will require future cleanup. The costs of such remediation could have a material adverse impact on our business, financial condition or results of operations. Although no other environmental matters have been identified, other matters involving environmental contamination may also have a material adverse impact on our business, financial condition or results of operations.

We are subject to risks related to our international operations.

Approximately 21.4% of our net sales in 2011 were derived from sales outside of North America. At December 31, 2011, significant concentrations of net assets outside of North America included $197.8 million assigned to South America and $53.5 million assigned to Europe. Non-current assets outside of North America accounted for approximately 72.9% of our non-current assets as of December 31, 2011. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse effect on our results of operations or financial condition.

Our annual effective tax rate could be volatile and materially change as a result of changes in the mix of earnings and other factors.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis, but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions may not provide a current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Our inability to recover from natural or man-made disasters or similar events could adversely affect our business.

Our business and financial results may be affected by certain events that we cannot anticipate or that are beyond our control, such as natural, like the Japanese earthquake or tsunami, or man-made disasters, national emergencies, significant labor strikes, work stoppages, political unrest, war or terrorist activities that could curtail production at our facilities or our suppliers' facilities and cause delayed deliveries and canceled orders. In addition, we purchase components, raw materials, information technology and other services from numerous suppliers, and, even if our facilities are not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may not be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events.

We may not be able to successfully integrate acquisitions into our business or may otherwise be unable to benefit from pursuing acquisitions.

Failure to successfully identify, complete and/or integrate acquisitions could have a material adverse effect on us. A portion of our growth in sales and earnings has been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. We expect to continue a strategy of selectively identifying and acquiring businesses with complementary products. We cannot assure you that any business acquired by us will be successfully integrated with our operations or prove to be profitable. We could incur substantial indebtedness in connection with our acquisition strategy, which could significantly increase our interest expense. Covenant restrictions relating to such indebtedness could restrict our ability to pay dividends, fund capital expenditures and consummate additional acquisitions. We anticipate that acquisitions could occur in geographic markets, including foreign markets, in which we do not currently operate. As a result, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any failure to successfully integrate such acquisitions could have a material adverse impact on our business, financial condition or results of operations.

Our success will depend on our ability to attract and retain qualified employees.

Our success as a company depends substantially on the contributions and abilities of key executives and other employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our strategic initiatives. Our operating results could be adversely affected by increased costs due to greater competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could diminish our institutional knowledge base and erode our competitive advantage.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company and its joint venture currently own or lease 21 manufacturing facilities that are in use, which together contain approximately 1.8 million square feet of manufacturing space. Of these manufacturing facilities, 12 are used by our Electronics reportable segment, six are used by our Control Devices reportable segment, three are used by our PST reportable segment and one is used by our joint venture company. The following table provides information regarding our facilities:

Location	Owned/ Leased	Use	Square Footage
Electronics			
Juarez, Mexico[A]	Owned	Manufacturing/Division Office	183,854
Portland, Indiana	Owned	Manufacturing	182,000
Saltillo, Mexico	Leased	Manufacturing	144,929
Chihuahua, Mexico	Owned	Manufacturing	135,569
Monclova, Mexico	Leased	Manufacturing	114,140
Tallinn, Estonia[A]	Leased	Manufacturing	85,911
Walled Lake, Michigan	Leased	Manufacturing/Division Office	80,416
Orebro, Sweden	Leased	Manufacturing	77,472
Mitcheldean, England	Leased	Manufacturing (Vacant)	74,790
Chihuahua, Mexico	Leased	Manufacturing	61,619
El Paso, Texas	Leased	Warehouse	50,000
Chihuahua, Mexico	Leased	Manufacturing	49,805
Stockholm, Sweden	Leased	Engineering Office/Division Office	37,714
Chihuahua, Mexico	Leased	Warehouse	36,929
Dundee, Scotland	Leased	Manufacturing/Sales Office/Engineering Office	32,753
Portland, Indiana	Leased	Warehouse	25,000
Warren, Ohio	Leased	Engineering Office/Division Office	24,570
Chihuahua, Mexico	Leased	Engineering Office/Manufacturing	10,000
Bayonne, France	Leased	Sales Office/Warehouse	9,655
Stockholm, Sweden	Owned	Sales Office/Warehouse	2,013
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Rome, Italy	Leased	Sales Office	1,216
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	219,612
Canton, Massachusetts	Owned	Manufacturing	132,560
Suzhou, China [B]	Leased	Manufacturing/Warehouse/Division Office	25,737
Lexington, Ohio	Leased	Warehouse	15,000
Suzhou, China [B]	Leased	Manufacturing	12,228
Lexington, Ohio	Leased	Warehouse	7,788
Shanghai, China	Leased	Engineering Office/Sales Office	6,345
Suzhou, China [B]	Leased	Manufacturing	5,737
Lexington, Ohio	Leased	Manufacturing	2,700
PST			
Manaus, Brazil	Owned	Manufacturing	102,247
São Paulo, Brazil	Owned	Manufacturing/Engineering Office/Sales Office	45,467
Buenos Aires, Argentina	Leased	Sales Office	3,551
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Seoul, South Korea	Leased	Sales Office	330
Joint Venture			
Pune, India	Owned	Manufacturing/Engineering Office/Sales Office	80,000

(A) These facilities are also used in the Control Devices reportable segment.

(B) This facility is also used in the Electronics reportable segment.

Item 3. Legal Proceedings.

We are involved in certain legal actions and claims arising in the ordinary course of business. However, we do not believe that any of the litigation in which we are currently engaged, either individually or in the aggregate, will have a material adverse effect on our business, consolidated financial position or results of operations. We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products causes personal injury or death to users of our products and there can be no assurance that we will not experience any material product liability losses in the future. We maintain insurance against such product liability claims. In addition, if any of our products prove to be defective, we may be required to participate in a government-imposed or customer OEM-instituted recall involving such products.

Item 4. Mine Safety Disclosure.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 17, 2012, we had 28,126,808 Common Shares, without par value, outstanding which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,500 beneficial owners.

The Company has not historically paid or declared dividends, which are restricted under both our senior secured notes and our asset-based credit facility, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made, no event of default shall have occurred and outstanding indebtedness under our asset-based credit facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices for our Common Shares for each quarter ended during 2011 and 2010 are as follows:

Quarter Ended	High	Low
2011		
March 31	**$17.22**	**$14.18**
June 30	**$15.44**	**$12.90**
September 30	**$15.45**	**$ 5.17**
December 31	**$ 9.17**	**$ 4.53**
2010		
March 31	$10.23	$ 6.00
June 30	$12.30	$ 7.57
September 30	$11.53	$ 7.02
December 31	$17.19	$10.02

The Company did not repurchase any Common Shares in 2011 or 2010.

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the Morningstar Auto Parts Industry Group Index and the NYSE Composite Index based on the respective market price of each investment as of December 31, 2006, 2007, 2008, 2009, 2010 and 2011 assuming in each case an initial investment of $100 on December 31, 2006, and reinvestment of dividends.



$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Stoneridge, Inc.
Morningstar Auto Parts Index
NYSE Composite Index

	2006	2007	2008	2009	2010	2011
Stoneridge, Inc.	$100	$ 98	$56	$110	$193	**$103**
Morningstar Auto Parts Index(A)	$100	$111	$56	$ 95	$160	**$124**
NYSE Composite Index	$100	$109	$66	$ 85	$ 97	**$ 93**

(A) The Morningstar Auto Parts Group Index was formerly known as the Hemscott Group — Industry Group 333 Index.

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

Item 6. Selected Financial Data.

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data was derived from our consolidated financial statements.

Years ended December 31 (in thousands, except per share data)	2011(A)	2010(B)	2009(B)	2008(B)	2007(B)
Statement of Operations Data:					
Net sales:					
Electronics	**$530,306**	$414,337	$311,268	$533,328	$458,672
Control Devices	**262,935**	240,894	176,815	236,038	289,979
Eliminations	**(27,868)**	(20,005)	(12,931)	(16,668)	(21,531)
Total net sales	**$765,373**	$635,226	$475,152	$752,698	$727,120
Gross profit	**$146,777**	$145,556	$ 87,732	$166,899	$167,653
Operating income (loss)(C)	**$ 13,526**	$ 23,524	$ (18,496)	$ (42,659)	$ 34,729
Equity in earnings of investees	**$ 10,034**	$ 10,346	$ 7,775	$ 13,490	$ 10,893
Income (loss) before income taxes(C), (D)					
Electronics	**$ (2,376)**	$ 41,984	$ (13,911)	$ 38,713	$ 20,692
Control Devices	**17,145**	15,877	(6,463)	(78,817)	15,933
Other corporate activities	**72,266**	(25,674)	8,577	10,649	8,498
Corporate interest	**(15,393)**	(20,163)	(21,782)	(20,708)	(21,969)
Total income (loss) before income taxes	**$ 71,642**	$ 12,024	$ (33,579)	$ (50,163)	$ 23,154
Net income (loss)(C), (E)	**$ 45,537**	$ 11,346	$ (32,576)	$ (96,915)	$ 16,601
Net income (loss) attributable to noncontrolling interest	**(3,820)**	(184)	82	—	—
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries(C), (E)	**$ 49,357**	$ 11,530	$ (32,658)	$ (96,915)	$ 16,601
Basic net income (loss) per share(C), (E)	**$ 2.04**	$ 0.48	$ (1.38)	$ (4.15)	$ 0.72
Diluted net income (loss) per share(C), (E)	**$ 2.00**	$ 0.47	$ (1.38)	$ (4.15)	$ 0.71
Other Data:					
Product development expenses	**$ 35,263**	$ 37,563	$ 32,993	$ 45,509	$ 45,223
Capital expenditures	**$ 26,290**	$ 18,574	$ 11,998	$ 24,573	$ 25,895
Depreciation and amortization(F)	**$ 19,085**	$ 19,285	$ 19,939	$ 26,399	$ 28,503
Balance Sheet Data (as of December 31):					
Working capital	**$131,420**	$137,193	$145,306	$163,050	$186,839
Total assets	**$697,657**	$386,736	$367,008	$385,100	$529,820
Long-term debt, less current portion	**$183,711**	$167,903	$183,431	$183,000	$200,000
Shareholders' equity	**$180,639**	$ 91,219	$ 76,467	$ 94,421	$208,240

(A) The acquisition of a controlling interest in PST occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report. PST's balance sheet is reflected in the consolidated balance sheet as of December 31, 2011. The Company recognized a one-time non-cash pre-tax gain of $65,372 related to the acquisition.

(B) As discussed in Note 2 to our consolidated financial statements regarding our change in accounting for certain U.S. business inventories from the last-in, first-out method to the first-in, first-out method, selected financial data has been retrospectively adjusted.

(C) Our 2008 operating loss, loss before income taxes, net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted net loss per share amounts includes a non-cash, pre-tax goodwill impairment loss of $65,175.

(D) During the year ended December 31, 2010, we placed Stoneridge Pollak Limited ("SPL") into administration. As a result, we recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively.

(E) Our 2008 net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted net loss per share amounts includes a non-cash deferred tax asset valuation allowance of $62,006.

(F) These amounts represent depreciation and amortization on fixed and certain finite-lived intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural and off-highway vehicle markets.

On December 31, 2011, we completed the acquisition of an additional 24% controlling interest in PST Eletronica Ltda. ("PST"). As a result of the acquisition, we own 74% of the outstanding equity of PST, which is a Brazil-based electronics system provider focused on security, convenience and infotainment devices and services, primarily for the automotive and motorcycle markets. In exchange for the controlling interest in PST, we agreed to pay the sellers $29.7 million in cash and issued 1.9 million Company Common Shares. Prior to the acquisition of the controlling interest, see Note 2, PST was an unconsolidated joint venture accounted for under the equity method of accounting. Subsequent to the acquisition, PST is a consolidated subsidiary. Because PST was acquired on December 31, 2011, PST's results of operations were not consolidated in the Company's statement of operations for the year ended December 31, 2011. We have preliminarily allocated the PST purchase price to net tangible assets acquired, intangible assets, goodwill and noncontrolling interest of $160.7 million, $102.1 million, $64.1 million and $48.7 million, respectively, as of the acquisition date. These amounts were included on the consolidated balance sheet as of December 31, 2011 within the PST reportable segment. During the year ended December 31, 2011, we recognized a one-time non-cash pre-tax gain of $65.4 million and an after-tax gain of $42.5 million as a result of remeasuring the previously held equity interest in PST to fair value.

For the year ended December 31, 2011, net sales were $765.4 million, an increase of $130.2 million over our net sales for the year ended December 31, 2010 of $635.2 million. The increase in our net sales was primarily a result of the significant production volume increases experienced in our served markets during 2011, along with the contribution of net new business awards. Net income for the year ended December 31, 2011 was $49.4 million, or $2.00 per diluted share, compared with $11.5 million, or $0.47 per diluted share, for 2010. The after-tax gain as a result of the PST acquisition discussed in the prior paragraph contributed $1.72 to our 2011 per diluted share net income.

Our 2011 results were positively affected by improvements in the North American and European commercial vehicle markets. Production volumes in the North American automotive vehicle market increased by 9.9% during the year ended December 31, 2011 when compared to the year ended December 31, 2010. The commercial vehicle market production volumes in North America improved by 54.5% during the year ended December 31, 2011 when compared to the prior year, which resulted in increased net sales of approximately $34.7 million, primarily within our Electronics segment. Our net sales were also favorably affected by increased European commercial vehicle production volumes of 28.3% during the year ended December 31, 2011 as compared to the prior year. This increased production volume had a positive effect on our net sales of approximately $25.3 million, principally within the Electronics segment. Our 2011 net sales were further favorably affected by approximately $24.0 million, primarily within the Electronics segment due to production volume increases within the agricultural vehicle market. The automotive vehicle market production volume increase had a positive effect on our North American automotive vehicle market net sales of approximately $3.3 million, primarily within our Control Devices segment. Overall net sales were favorably affected by foreign currency exchange rates, primarily at our European Electronics operation, of approximately $11.6 million during the year ended December 31, 2011 when compared to the year ended December 31, 2010.

Offsetting positive revenue volume gains and negatively affecting our 2011 gross margin were significant fluctuations in certain foreign currency exchange rates and certain commodity prices, primarily the Mexican peso and copper. The fluctuations in these foreign exchange rates and commodity prices negatively impacted our results by approximately $6.2 million and $4.4 million, respectively, during the current year. Also, negatively affecting our current year results were operating inefficiencies experienced in our North American wiring locations within our Electronics segment which required us to add headcount and incur overtime and premium freight costs. As a result, our gross margin percentage decreased from 22.9% for the year ended December 31, 2010 to 19.2% for the year ended December 31, 2011. We are executing plans including reducing direct labor headcount and overtime and developing more efficient manufacturing processes to address these operating inefficiencies. These actions have reduced, and we expect them to continue to reduce, these types of costs.

Effective January 1, 2011, we elected to change our method of valuing inventories for certain U.S. businesses to the first-in, first-out ("FIFO") method, while in prior years, these inventories were valued using the last-in, first-out ("LIFO") method. As a result of this change, all inventories are valued using the FIFO method. We believe the change is preferable as it conforms the inventory costing methods for all of our inventories to a single method and improves comparability with our industry peers. The FIFO method also better reflects current acquisition cost of those inventories on our consolidated balance sheets. All prior periods presented herein have been adjusted to apply the new method retrospectively and conform to the current costing methodology. For the years ended December 31, 2011 and 2010, the effect of the change on our inventory costing method was a decrease in net income of $0.3 million and an increase of $0.7 million, respectively, after the change in accounting principle was applied to prior periods.

Our selling, general and administrative ("SG&A") increased from $122.0 million for the year ended December 31, 2010 to $133.3 million for the year ended December 31, 2011. This $11.3 million, or 9.3%, increase in SG&A was largely due to the non-cash goodwill impairment charge of $4.9 million related to Bolton Conductive Sytems, LLC ("BCS") and increased incentive compensation expenses due to the achievement of EPS targets resulting from the gain recognized on our previously held equity interest in PST. In addition, we recognized $849 of acquisition related costs during the year ended December 31, 2011 related to the PST acquisition. Our SG&A costs decreased as a percentage of net sales because of the increase in net sales recognized in the current year when compared to the prior year.

Our results for the year ended December 31, 2010 were also favorably affected by the wind down of our wholly-owned subsidiary, Stoneridge Pollak Limited ("SPL"), located in Mitcheldean, United Kingdom. On February 23, 2010, we placed SPL into administration (a structured bankruptcy) in the United Kingdom. We had previously ceased SPL's manufacturing operations in December 2008, as part of the restructuring initiatives announced in October 2007. The remaining assets and customer contracts of SPL were transferred to our other subsidiaries subsequent to SPL filing for administration. We recognized a net gain within other expense (income), net of approximately $2.3 million, primarily from the reversal of the cumulative translation adjustment account, which had previously been included as a component of accumulated other comprehensive income within shareholders' equity. In addition, we recognized a tax benefit of approximately $1.2 million from the reversal of deferred tax liabilities; primarily employee benefit related which were also previously included as a component of accumulated other comprehensive income.

At December 31, 2011 and 2010, we maintained a cash and cash equivalents balance of $78.8 million and $72.0 million, respectively. Our cash balance at December 31, 2011 included $19.8 million which was used to pay for a portion of the acquisition of the additional interest in PST on January 5, 2012. As discussed in Note 4 to the consolidated financial statements, at December 31, 2011, we had $38.0 million in borrowings outstanding on our asset-based credit facility (the "credit facility"). At December 31, 2011 and 2010, we had undrawn borrowing capacity of $29.5 million and $61.3 million, respectively.

Outlook

The North American automotive vehicle market has recovered significantly from recent levels, which has had a favorable effect on our Control Devices segment's results. North American automotive vehicle production was 13.1 million units for 2011. For 2012, this production volume is forecasted to be in the range of 13.5 million to 13.9 million units. If this forecasted increase in production volume occurs, it will favorably affect our Control Devices segment.

The North American commercial vehicle market is expected to continue to increase through 2012. If this forecasted increase in production volume occurs, it will favorably affect our Electronics segment.

The European commercial vehicle market is expected to decline in 2012. If this forecasted decrease in production volumes occurs, it will negatively affect our European Electronics segment.

Agricultural vehicle production increased in 2011 when compared to 2010, which favorably affected both our Electronics and Control Devices segments. We believe that this market will continue to improve during 2012.

Our PST segment revenues are expected to be in the range of $240.0 million to $270.0 million in 2012.

Our 2012 results could be unfavorably affected by increased commodity prices, specifically copper. Copper prices increased during 2010 and have continued to fluctuate in 2011. We entered into fixed price commodity contracts for a portion of our 2012 copper purchases. In addition, a portion of our 2012 sales will be subject to copper surcharge billings to our customers that will mitigate this increase in raw material costs. Our 2012 results could also be negatively affected by unfavorable foreign currency exchange rates. We have significant foreign denominated transaction exposure in certain locations, especially in Mexico, Sweden and Brazil. We have entered into foreign currency forward contracts to reduce exposure related to the Mexican peso.

Results of Operations

We are primarily organized by markets served and products produced. Under this structure, our operations have been organized into three reportable segments: Electronics, Control Devices and PST. The Electronics reportable segment includes results of operations that design and manufacture electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment includes results of operations that design and manufacture sensors, switches, valves and actuators. The PST reportable segment specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices in South America. PST's results of operations will be included in the consolidated results of the Company beginning on January 1, 2012 due to the acquisition on December 31, 2011.

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
Electronics	$506,057	66.1%	$397,630	62.6%	$108,427	27.3%
Control Devices	259,316	33.9	237,596	37.4	21,720	9.1%
Total net sales(A)	$765,373	100.0%	$635,226	100.0%	$130,147	20.5%

(A) The information presented in this table is not affected by the Company's acquisition of a controlling interest in PST which occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report.

Our Electronics segment was positively affected by increased volume in our served markets by approximately $82.9 million for the year ended December 31, 2011 when compared to the prior year. The increase in net sales for our Electronics segment was primarily due to volume increases in our North American and European commercial vehicle products. Commercial vehicle market production volumes in North America and Europe increased by 54.5% and 28.2%, respectively, during the year ended December 31, 2011 when compared to the prior year. The increase in North American and European commercial vehicle production positively affected net sales in our Electronics segment for the year ended December 31, 2011 by approximately $32.6 million, or 17.1%, and $25.2 million, or 23.6%, respectively.

Net sales within our Electronics segment were also favorably affected by approximately $22.3 million as a result of production volume increases in the agricultural vehicle market during the year ended December 31, 2011 when compared to the prior year. Our Electronics segment net sales also increased due to increases in net new business primarily for North American wiring products. In addition, the Electronics segment net sales were favorably affected by foreign currency fluctuations of approximately $11.4 million for the year ended December 31, 2011 when compared to the prior year.

Our Control Devices segment was positively affected by increased volume in our served markets by approximately $10.8 million for the year ended December 31, 2011 when compared to the prior year. The increase in net sales for our Control Devices segment was primarily attributable to production volume increases at our major customers in the North American automotive vehicle market, which increased by 9.9% during the year ended December 31, 2011 when compared to the year ended December 31, 2010. Volume increases within the automotive vehicle market of our Control Devices segment increased net sales for the year ended December 31, 2011 by approximately $2.7 million, or 1.5%, when compared to the prior year. In addition, our Control Devices net sales were approximately $2.2 million and $1.7 million higher for the year ended December 31, 2011, when compared to the prior year, as a result of production volume increases within the commercial and agricultural vehicle markets, respectively. Our Control Devices segment net sales also increased due to increases in net new business, mostly related to our emissions sensors for the commercial vehicle market.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
North America	**$601,490**	**78.6%**	$513,455	80.8%	$ 88,035	17.1%
Europe and other	**163,883**	**21.4**	121,771	19.2	42,112	34.6%
Total net sales	**$765,373**	**100.0%**	$635,226	100.0%	$130,147	20.5%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales was primarily attributable to increased sales volume in our North American commercial, agricultural and automotive vehicle markets. These increased volume levels had a positive effect on our net sales for the year ended December 31, 2011 of $34.7 million, $24.0 million and $3.3 million for our North American commercial, agricultural and automotive vehicle markets, respectively. Our increase in North American net sales was also favorably affected by net new business of wiring products during the current period. Our increase in net sales outside of North America was primarily due to increased sales of European commercial vehicle market products, which had a positive effect on our net sales for the year ended December 31, 2011 of approximately $25.3 million. In addition, our 2011 net sales outside of North America were positively affected by foreign currency fluctuations of approximately $11.6 million.

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31		2011		2010	Dollar increase/ (decrease)
				As adjusted	
Net sales	**$765,373**	**100.0%**	$635,226	100.0%	$130,147
Costs and Expenses:					
Cost of goods sold	**618,596**	**80.8**	489,670	77.1	128,926
Selling, general and administrative	**128,306**	**16.8**	122,032	19.2	6,274
Goodwill impairment charge	**4,945**	**0.6**	—	—	4,945
Operating income	**13,526**	**1.8**	23,524	3.7	(9,998)
Interest expense, net	**17,234**	**2.3**	21,780	3.4	(4,546)
Equity in earnings of investees	**(10,034)**	**(1.3)**	(10,346)	(1.6)	312
Loss on early extinguishment of debt	—	—	1,346	0.2	(1,346)
Gain on previously held equity interest	**(65,372)**	**(8.5)**	—	—	(65,372)
Other expense (income), net	**56**	—	(1,280)	(0.2)	1,336
Income before income taxes	**71,642**	**9.3**	12,024	1.9	59,618
Provision for income taxes	**26,105**	**3.4**	678	0.1	25,427
Net income	**45,537**	**5.9**	11,346	1.8	34,191
Net loss attributable to noncontrolling interest	**(3,820)**	**(0.5)**	(184)	—	(3,636)
Net income attributable to Stoneridge, Inc. and subsidiaries	**$ 49,357**	**6.4%**	$ 11,530	1.8%	$ 37,827

Cost of Goods Sold. Although we benefited from increased sales during 2011 when compared to 2010, our increase in cost of goods sold outpaced our increase in net sales on a percentage basis. The primary drivers of the increase in cost of goods sold as a percent of net sales are certain unfavorable foreign exchange rates, higher commodity prices and operating inefficiencies, within our North American wiring locations in our Electronics segment. The unfavorable movement in the Mexican peso compared to the U.S. dollar negatively affected our 2011 gross margin. This negative foreign currency exposure has increased our cost of goods sold by approximately $6.2 million during the year ended December 31, 2011. Commodity prices, principally copper, have fluctuated significantly from the prior year, which had a negative impact of approximately $4.4 million during the year ended December 31, 2011. Our gross margin percentage was further negatively impacted by the increase in volume in 2011, resulting in higher copper purchases as the increase in copper prices outpaced our increase in net sales. Also, during the year ended December 31, 2011 we experienced operating inefficiencies, primarily in the form of unfavorable labor variances and premium freight charges in order to meet customer demands. Labor inefficiencies (overtime and additional headcount) at our North American wiring facilities negatively affected our results by approximately $4.9 million. Premium freight charges between the periods presented increased by approximately $2.2 million. We are executing plans to address these inefficiencies including reducing direct labor headcount and overtime and developing more efficient manufacturing processes. We have reduced, and expect to continue to reduce, these types of costs. Our material cost as a percentage of net sales for our Electronics segment for the years ended December 31, 2011 and 2010 was 58.2% and 56.4%, respectively. This increase is largely due to copper volatility during 2011. Our materials cost as a percentage of sales for the Control Devices segment increased from 52.7% for 2010 to 55.6% for the year ended December 31, 2011. The increase in direct materials as a percentage of net sales for the Control Devices segment is primarily a result of higher commodity prices incurred, principally precious metals, rare earth magnets and resins, during 2011.

Selling, General and Administrative. Product development expenses included in SG&A were $35.3 million and $37.6 million for 2011 and 2010, respectively. These product development costs, net of amounts reimbursed by customers, are a result of our customers' new product launches scheduled in the near term. Our SG&A costs decreased as a percentage of net sales due to the increase in net sales recognized in the current year when compared to the prior year. Included within selling, general and administrative for the year ended December 31, 2011 is $0.8 million within our Electronics reportable segment related to an impairment charge for certain capitalized software costs that were determined to no longer represent a future realizable benefit. In addition, we recognized $0.8 million of acquisition related costs during the year ended December 31, 2011 related to the PST acquisition. SG&A costs were also higher due to incentive compensation expenses due to the achievement of EPS targets resulting from the gain recognized on our previously held equity interest in PST.

Costs incurred during the year ended December 31, 2011 related to restructuring initiatives amounted to approximately $1.0 million and were related to contract termination costs in connection with our cancelled lease in Mitcheldean, United Kingdom. During 2011, the Company continued negotiations in regards to this lease and recorded additional amounts to reflect the expected costs to be paid under the currently proposed modified lease terms. Restructuring charges for the year ended December 31, 2010 were approximately $0.3 million and were comprised of one-time termination benefits and contract termination costs. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as a component of selling, general and administrative for the years ended December 31, 2011 and 2010.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2011 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Contract termination costs	**$951**	**$—**	**$951**
Total general and administrative restructuring charges	**$951**	**$—**	**$951**

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2010 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$183	$—	$183
Contract termination costs	121	—	121
Total general and administrative restructuring charges	$304	$—	$304

All restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Goodwill Impairment Charge. During the fourth quarter of 2011, we performed our annual goodwill impairment test. As a result, our goodwill related to Bolton Conductive Systems, LLC ("BCS") was determined to be impaired and was partially written down. A goodwill impairment charge of $4.9 million was recorded during the year ended December 31, 2011. A portion of the goodwill impairment charge, $2.4 million, representing our minority partner's ownership interest, was recognized as an increase in net loss attributable to noncontrolling interest on the consolidated statement of operations for the year ended December 31, 2011. We recognized the goodwill impairment charge within our Electronics reportable segment. The goodwill impairment charge was due to a reduction in military and defense related spending by customers since the acquisition of BCS.

Interest Expense, net. The decrease in interest expense, net during the year ended December 31, 2011 when compared to the prior year is due to the refinancing of our senior secured notes and our entering into a fixed-to-variable interest rate swap agreement (the "Swap") during the fourth quarter of 2010. Our interest expense was approximately $4.9 million lower during the current year as a result of the refinancing and the lower interest rate in effect based on the Swap.

Equity in Earnings of Investees. The decrease in equity earnings of investees was attributable to the decrease in equity earnings recognized from our PST joint venture. Equity earnings for PST decreased from $9.5 million for the year ended December 31, 2010 to $8.8 million for the year ended December 31, 2011. PST's higher sales volume for the year ended December 31, 2011 did not result in higher income due to the cost of launching an audio product line and a shift in the sales mix. Equity earnings for Minda Stoneridge Instruments Ltd. ("Minda") increased from $0.9 million for the year ended December 31, 2010 to $1.2 million for the year ended December 31, 2011. This increase primarily reflects higher volumes for Minda's products during the current year.

Loss on Early Extinguishment of Debt. In 2010, we recognized a loss of $1.3 million on early extinguishment of our $183.0 million senior notes. This loss was primarily comprised of a $1.0 million charge related to the write-off of unamortized deferred financing costs associated with the extinguished senior notes. In addition, we incurred $0.3 million of expenses for premiums paid to senior note holders who tendered their notes early and for professional fees associated with the tender offer.

Gain on Previously Held Equity Interest. As a result of obtaining a controlling interest in PST on December 31, 2011, the Company's previously held equity interest in PST of 50% was remeasured to an acquisition date fair value. As a result, w e recognized a one-time non-cash gain of $65.4 million related to the acquisition.

Other Expense (Income), net. We record certain foreign currency transaction and forward currency hedge contract gains and losses as a component of other expense (income), net on the consolidated statement of operations. Our results for the year ended December 31, 2011 were unfavorably affected by approximately $2.5 million due to the volatility in certain foreign exchange rates between periods. As a result of placing SPL into administration, we recognized a gain of approximately $2.3 million during the year ended December 31, 2010 within other expense (income), net on the consolidated statement of operations. This gain is primarily related to the reversal of the cumulative translation adjustment account, which had previously been included as a component of other comprehensive income within shareholders' equity. The gain is partially offset by foreign currency loss during the year ended December 31, 2010 of approximately $1.0 million.

Income Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2011	2010	Dollar increase/ (decrease)	Percent increase/ (decrease)
		As adjusted		
Electronics[(A)]	$ (2,376)	$ 9,472	$(11,848)	(125.1)%
Control Devices[(A)]	17,145	16,350	795	4.9%
Other corporate activities[(A)]	72,266	6,365	65,901	NM
Corporate interest expense	(15,393)	(20,163)	4,770	23.7%
Income before income taxes[(B)]	$ 71,642	$ 12,024	$ 59,618	495.8%

NM not meaningful

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within the Electronics segment of $32,512 and a loss within the Control Devices segment and other corporate activities of $473 and $32,039, respectively. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

(B) Includes $65.4 million due to a one-time non-cash pre-tax gain from the PST acquisition.

Although net sales within our Electronics segment increased during the year ended December 31, 2011 when compared to the prior year, our income before income taxes declined between periods. This decrease in profitability is primarily due to factors affecting our North American wiring locations within the Electronics operating segment as discussed above. The primary drivers of the decrease in profitability are certain unfavorable foreign exchange rates, higher commodity prices and operating inefficiencies. An unfavorable movement in the Mexican peso to the U.S. dollar and higher commodity costs resulting from increasing copper prices negatively affected earnings by $6.2 million and $4.4 million, respectively. We experienced operating inefficiencies primarily in the form of unfavorable labor variances and premium freight charges in order to meet higher levels of customer demand. Labor variances and premium freight charges were higher than the prior period by $4.9 million and $2.2 million, respectively. We are executing plans to address these operating inefficiencies including reducing direct labor headcount and developing more efficient manufacturing processes. We have reduced, and expect to continue to reduce, these types of costs in the future.

The increase in profitability in the Control Devices reportable segment was primarily due to increased sales volume for the year ended December 31, 2011 when compared to the year ended December 31, 2010. Production volume increases favorably affected our net sales within the Control Devices segment by approximately $10.8 million for the year ended December 31, 2011 when compared to the prior year.

The increase in income before income taxes from other corporate activities was due to the one-time non-cash gain of $65.4 million from the acquisition of a controlling interest in PST.

Income before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
			As adjusted			
North America[(A) (B)]	$65,167	91.0%	$ 9,834	81.8%	$55,333	562.7%
Europe and other[(A)]	6,475	9.0	2,190	18.2	4,285	195.7%
Income before income taxes	$71,642	100.0%	$12,024	100.0%	$59,618	495.8%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within Europe and other and a loss within North America of $32,430. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

(B) Includes $65.4 million due to a one-time non-cash pre-tax gain from the PST acquisition.

North America income before income taxes includes interest expense, net of approximately $15.5 million and $21.6 million for the year ended December 31, 2011 and 2010, respectively.

The increase in profitability in North America was primarily attributable to the one-time non-cash gain related to the acquisition of an additional interest in PST. Increased volume in the North American commercial and agricultural vehicle markets during the year ended December 31, 2011 as compared to the prior year also had a favorable affect on our profitability. Offsetting the higher sales levels were higher commodity prices, certain unfavorable foreign exchange rates and operating inefficiencies each discussed above. Our results in Europe and other were favorably affected by increased European commercial vehicle market sales during the current year.

Provision (Benefit) for Income Taxes. We recognized a provision for income taxes of $26.1 million, or 36.4% of our pre-tax net income, and $0.7 million, or 5.6% of pre-tax net income, for federal, state and foreign income taxes for 2011 and 2010, respectively. The Company continues to conclude that it is more-likely-than-not that our deferred tax assets will not be realized and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The increase in tax expense for the year ended December 31, 2011 compared to the same period for 2010 was primarily attributable to the tax expense related to the gain on the remeasurement to fair value of the previously held equity investment in PST. Excluding the tax on the PST gain, 2011 tax expense increased compared to 2010 due to improved performance of our European operations. In addition, 2010 tax expense included a tax benefit for the reversal of a deferred tax liability related to our UK operations that was previously included as a component of accumulated other comprehensive income within shareholders' equity.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
Electronics	$397,630	62.6%	$301,424	63.4%	$ 96,206	31.9%
Control Devices	237,596	37.4	173,728	36.6	63,868	36.8%
Total net sales	$635,226	100.0%	$475,152	100.0%	$160,074	33.7%

Our Electronics segment was positively affected by increased volume in our served markets by approximately $83.7 million for the year ended December 31, 2010 when compared to the prior year. The increase in net sales for our Electronics segment was primarily due to volume increases in our North American and European commercial vehicle products. Commercial vehicle market production volumes in North America and Europe increased by 23.0% and 58.0%, respectively, during the year ended December 31, 2010 when compared to the prior year. The increase in North American and European commercial vehicle production positively affected net sales in our Electronics segment for the year ended December 31, 2010 by approximately $31.4 million, or 21.4%, and $28.8 million, or 36.2%, respectively. Net sales within our Electronics segment were also favorably affected by approximately $23.8 million as a result of production volume increases in the agricultural vehicle market during the year ended December 31, 2010 when compared to the prior year. These increases were partially offset by unfavorable foreign exchange rates of approximately $1.7 million for the year ended December 31, 2010 when compared to the year ended December 31, 2009.

Our Control Devices segment was positively affected by increased volume in our served markets by approximately $55.7 million for the year ended December 31, 2010 when compared to the prior year. The increase in net sales for our Control Devices segment was primarily attributable to production volume increases at our major customers in the North American automotive vehicle market, which increased by 39.2% during the year ended December 31, 2010 when compared to the year ended December 31, 2009. Volume increases within the automotive vehicle market of our Control Devices segment increased net sales for the year ended December 31, 2010 by approximately $50.4 million, or 35.3%, when compared to the prior year. Control Devices net sales were approximately $5.7 million higher for 2010, when compared to 2009 as a result of production volume increases within the agricultural vehicle market.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
North America	$513,455	80.8%	$384,467	80.9%	$128,988	33.5%
Europe and other	121,771	19.2	90,685	19.1	31,086	34.3%
Total net sales	$635,226	100.0%	$475,152	100.0%	$160,074	33.7%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales was primarily attributable to increased sales volume in our North American automotive and commercial vehicle markets. These increased volume levels had a positive effect on our net sales for the year ended December 31, 2010 of $50.2 million and $30.8 million for our North American automotive and commercial vehicle markets, respectively. Production volume increases within the agricultural vehicle market during the year ended December 31, 2010 favorably affected our North American net sales by approximately $27.8 million. Our increase in net sales outside North America was primarily due to increased sales of European commercial vehicle market products, which had a positive effect on our net sales for the year ended December 31, 2010 of approximately $29.0 million.

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase/ (decrease)
		As adjusted		As adjusted	
Net sales	$635,226	100.0%	$475,152	100.0%	$160,074
Costs and Expenses:					
Cost of goods sold	489,670	77.1	387,420	81.5	102,250
Selling, general and administrative	122,032	19.2	106,228	22.4	15,804
Operating income (loss)	23,524	3.7	(18,496)	(3.9)	42,020
Interest expense, net	21,780	3.4	21,965	4.6	(185)
Equity in earnings of investees	(10,346)	(1.6)	(7,775)	(1.6)	(2,571)
Loss on early extinguishment of debt	1,346	0.2	—	—	1,346
Other (income) expense, net	(1,280)	(0.2)	893	0.2	(2,173)
Income (loss) before income taxes	12,024	1.9	(33,579)	(7.1)	45,603
Provision (benefit) for income taxes	678	0.1	(1,003)	(0.2)	1,681
Net income (loss)	11,346	1.8	(32,576)	(6.9)	43,922
Net income (loss) attributable to noncontrolling interest	(184)	—	82	—	(266)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$ 11,530	1.8%	$ (32,658)	(6.9)%	$ 44,188

Cost of Goods Sold. The decrease in cost of goods sold as a percentage of net sales was primarily due to the significant increase in volume of our European commercial vehicle and North American commercial, automotive and agricultural vehicle markets during the year ended December 31, 2010 when compared to the prior year, while maintaining our 2009 fixed overhead cost structure. A portion of our cost structure is relatively fixed in nature, such as overhead and depreciation costs. These fixed costs combined with significantly higher net sales in 2010, resulted in a lower cost of goods sold as a percentage of net sales for the year ended December 31, 2010. Our material cost as a percentage of net sales for our Electronics segment for the year ended December 31, 2010 and 2009 was 56.4% and 55.4%, respectively. This increase is largely due to higher commodity prices incurred during the year ended December 31, 2010.

Our material cost as a percentage of net sales for the Control Devices segment increased slightly from 52.9% for the year ended December 31, 2009 to 53.0% for the year ended December 31, 2010.

Selling, General and Administrative. Product development expenses included in SG&A were $37.6 million and $33.0 million for 2010 and 2009, respectively. The increase in product development costs is a result of our customers' new product launches in the near term. The increase in SG&A costs excluding product development expenses was mainly due to higher employee related costs of approximately $9.2 million, primarily incentive compensation. Our SG&A costs decreased as a percentage of net sales because of the increase in net sales recognized in the current period when compared to the prior year period.

Costs from our restructuring initiatives for the year ended December 31, 2010 decreased compared to the year ended December 31, 2009 as a result of our restructuring initiatives nearing completion. Costs incurred during the year ended December 31, 2010 related to restructuring initiatives amounted to approximately $0.3 million and were comprised of one-time termination benefits and contract termination costs. These restructuring actions within our Electronics segment were a combination of severance costs as a result of the continuation of restructuring initiatives which began in 2007 and related to our cancelled lease in Mitcheldean, United Kingdom. Restructuring charges for the year ended December 31, 2009 were approximately $3.7 million and were primarily comprised of one-time termination benefits. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as a component of SG&A, while the remaining restructuring related expenses were included in cost of goods sold. Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2010 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$183	$—	$183
Contract termination costs	121	—	121
Total general and administrative restructuring charges	$304	$—	$304

All restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2009 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$2,237	$1,034	$3,271
Contract termination costs	374	—	374
Total general and administrative restructuring charges	$2,611	$1,034	$3,645

Equity in Earnings of Investees. The increase in equity earnings of investees was attributable to the increase in equity earnings recognized from our PST and Minda joint ventures. Equity earnings for PST increased from $7.4 million for the year ended December 31, 2009 to $9.5 million for the year ended December 31, 2010. The increase primarily reflects higher volumes for PST's product lines and new product launches during the year ended December 31, 2010. In addition, PST benefited from favorable foreign currency fluctuations during the year ended December 31, 2010 when compared to 2009 of approximately $0.5 million. Equity earnings for Minda increased from $0.4 million for the year ended December 31, 2009 to $0.9 million for the year ended December 31, 2010. This increase primarily reflects higher volumes for Minda's products during the current year.

Loss on Early Extinguishment of Debt. In 2010, we recognized a loss of $1.3 million on early extinguishment of our $183.0 million senior notes. This loss was primarily comprised of a $1.0 million charge related to the write-off of unamortized deferred financing costs associated with the extinguished senior notes. In addition, we incurred $0.3 million of expenses for premiums paid to senior note holders whom tendered their notes early and professional fees associated with the tender offer.

Other Expense (Income), net. As a result of placing SPL into administration, we recognized a gain of approximately $2.3 million during the year ended December 31, 2010 within other expense (income), net on the consolidated statement of operations. This gain is primarily related to the reversal of the cumulative translation adjustment account, which had previously been included as a component of other comprehensive income within shareholders' equity. The gain is partially offset by foreign currency loss during the year ended December 31, 2010 of approximately $1.0 million. For the year ended December 31, 2009, other expense of $0.9 million relates to foreign currency losses incurred during the year.

Income (Loss) Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2010	2009	Dollar increase/ (decrease)	Percent increase/ (decrease)
	As adjusted	As adjusted		
Electronics[(A)]	$ 9,472	$(13,911)	$23,383	168.1%
Control Devices[(A)]	16,350	(6,463)	22,813	353.0%
Other corporate activities[(A)]	6,365	8,577	(2,213)	(25.8)%
Corporate interest expense	(20,163)	(21,782)	1,619	7.4%
Income (loss) before income taxes	$ 12,024	$(33,579)	$45,603	135.8%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within the Electronics segment of $32,512 and a loss within the Control Devices segment and other corporate activities of $473 and $32,039, respectively. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

The increase in profitability in the Electronics reportable segment was principally related to the increased sales volume, primarily to our commercial and agricultural vehicle customers for the year ended December 31, 2010 when compared to 2009. Production volume increases favorably affected our Electronics segment by $83.7 million during the year ended December 31, 2010 when compared to the prior year. In addition, restructuring related expenses for the Electronics segment were approximately $2.3 million lower for the year ended December 31, 2010 when compared to 2009.

The increase in profitability in the Control Devices reportable segment was primarily due to increased sales volume for the year ended December 31, 2010 when compared to the year ended December 31, 2009. Production volume increases favorably affected our net sales within the Control Devices segment by approximately $55.7 million for the year ended December 31, 2010 when compared to the prior year.

The decrease in profitability from other corporate activities was primarily due to higher employee related costs, largely incentive compensation costs incurred during the year ended December 31, 2010 when compared to 2009.

Income (loss) before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
	As adjusted		As adjusted			
North America[(A)]	$ 9,834	81.8%	$(16,968)	50.5%	$26,802	158.0%
Europe and other[(A)]	2,190	18.2	(16,611)	49.5	18,801	113.2%
Income (loss) before income taxes	$12,024	100.0%	$(33,579)	100.0%	$45,603	135.8%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within Europe and other and a loss within North America of $32,430. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

North America income (loss) before income taxes includes interest expense, net of approximately $21.6 million and $22.3 million for the year ended December 31, 2010 and 2009, respectively.

Excluding the effect of the SPL administration, our North American results improved, primarily as a result of increased volume in the North American automotive and commercial vehicle markets during the year ended December 31, 2010 as compared to 2009. Our results in Europe and other were favorably affected by our increased European commercial vehicle market sales during the current period.

Provision (Benefit) for Income Taxes. We recognized a provision (benefit) for income taxes of $0.7 million, or 5.6% of our pre-tax net income, and $(1.0) million, or 3.0% of pre-tax net loss, for federal, state and foreign income taxes for 2010 and 2009, respectively. As of December 31, 2010, the Company continues to be in a cumulative loss position and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The increase in tax expense for the year ended December 31, 2010 compared to the same period for 2009 was primarily attributable to the improved financial performance in most foreign locations including the improved financial performance of our PST joint venture which we are required to provide deferred tax expense on our share of its earnings. The increase in tax expense for the year ended December 31, 2010 was partially offset by a reduction in the U.S. valuation allowance due to the receipt of PST dividends as well as a tax benefit related to our United Kingdom operations. As a result of placing SPL into administration, as described in Note 13, the Company recognized a tax benefit of approximately $1.2 million for United Kingdom jurisdictions during the year ended December 31, 2010, from the reversal of deferred tax liabilities, primarily employee benefit related, that were previously included as a component of accumulated other comprehensive income within shareholders' equity.

Liquidity and Capital Resources

Summary of Cash Flows for the years ended December 31, 2011 and 2010 (in thousands):

	2011	2010	Dollar increase/ (decrease)
Net cash provided by (used for):			
Operating activities	**$ 921**	$ 13,851	$(15,085)
Investing activities	**(29,783)**	(18,518)	(11,265)
Financing activities	**37,522**	(14,029)	53,706
Effect of exchange rate changes on cash and cash equivalents	**(1,903)**	(1,237)	(666)
Net change in cash and cash equivalents	**$ 6,757**	$(19,933)	$ 26,690

The decrease in cash provided by operating activities for the year ended December 31, 2011 from December 31, 2010 was primarily due to working capital requirements. Our cash provided by operating activities for 2011 was negatively affected by higher accounts receivable and inventory balances for our Electronics and Control Devices segments. Our higher working capital account balances at December 31, 2011 primarily were attributable to the higher sales volume in the current year. Our receivable terms and collections rates have remained consistent between periods presented. In addition to higher sales levels, our inventory increased due to production inefficiencies at our North American wiring locations and the start-up of our Saltillo facility. We expect that our working capital requirements will remain proportionate to our revenue levels with the exception of inventory which should return to historical levels of inventory in relation to sales.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects of approximately $7.7 million. Our 2011 capital expenditures increased primarily due to the start-up of our Saltillo facility. In 2011, we received proceeds of $3.9 million from the sale of our former Sarasota facility. In addition, we disbursed $7.3 million, net of cash acquired, in conjunction with the acquisition of a controlling interest in PST.

The increase in net cash provided by financing activities was primarily due to cash received from borrowings on the asset-based credit facility (the "credit facility"), the BCS master revolving note (the "Revolver"), the term loan made to our subsidiary located in Suzhou, China ("Suzhou") and the term loans related to PST. The $38.0 million borrowing under the credit facility was used to fund our purchase of an additional 24% interest in PST and to fund our working capital requirements as a result of increased sales. We believe that the cash provided by operating activities in 2012 will be sufficient to pay off the outstanding balance on the credit facility in 2012.

Summary of Cash Flows for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009	Dollar increase/ (decrease)
Net cash provided by (used for):			
Operating activities	$ 13,851	$ 13,824	$ 27
Investing activities	(18,518)	(17,764)	(754)
Financing activities	(14,029)	336	(14,365)
Effect of exchange rate changes on cash and cash equivalents	(1,237)	2,819	(4,056)
Net change in cash and cash equivalents	$(19,933)	$ (785)	$(19,148)

Cash provided by operating activities for 2010 was consistent with 2009. Our cash provided by operating activities for the year ended December 31, 2010 was positively affected by higher net income and accounts payable balances. This was partially offset by higher accounts receivable and inventory balances. Our higher working capital account balances at December 31, 2010 were attributable to the higher sales volume in the current period. Our receivable terms and collections rates have remained consistent between periods presented. As our served markets improve we expect that our working capital requirements will continue to increase accordingly.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects of approximately $6.6 million. Our 2009 capital expenditures were historically lower than normal as a result of our customers delaying product launches. As our served markets continue to improve we expect our future capital expenditures to increase and be more consistent with our historical expenditures. Also, during 2009, we acquired 51% ownership interest in BCS at a cost of approximately $6.0 million.

During the year ended December 31, 2010, we issued $175.0 million senior secured notes with a fixed interest rate of 9.5%. These senior secured notes were issued at a 2.5% discount to the initial purchasers, which resulted in net proceeds of $170.6 million from the issuance. We used the proceeds from this issuance and cash-on-hand to extinguish our $183.0 million, 11.5% senior notes. We refinanced this long-term liability in order to extend its maturity to October 15, 2017 and to reduce the interest rate on the debt. In conjunction with the senior secured notes issuance, we incurred $1.4 million of costs, which were capitalized as deferred financing costs at December 31, 2010. As a result of the refinancing, we reduced our annual cash interest by approximately $4.4 million. Also, during 2010, our wholly-owned subsidiary located in Suzhou, China ("Suzhou") entered into a term loan of 4.7 million Chinese yuan which was approximately $0.7 million at December 31, 2010.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2011 (in thousands):

	Total	Less than 1 year	2 – 3 years	4 – 5 years	After 5 years
Debt	$267,138	$83,427	$ 4,816	$2,640	$176,255
Operating leases	20,802	5,934	9,221	4,136	1,511
Total contractual obligations	$287,940	$89,361	$14,037	$6,776	$177,766

Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from our credit facility will provide sufficient liquidity to meet our future growth and operating needs.

On October 4, 2010, we issued $175.0 million of senior secured notes. These senior secured notes bear interest at an annual rate of 9.5% and mature on October 15, 2017. The senior secured notes were issued at a 2.5% discount to the initial purchasers. We accrete this discount using the effective interest method over the life of the senior secured notes. The senior secured notes are redeemable, at our option, beginning October 15, 2014 at 104.75%. Interest payments commenced on April 15, 2011 and are payable on April 15 and October 15 of each year. The senior secured notes indenture limits our and our restricted subsidiaries amount of indebtedness, restricts certain payments and includes various other non-financial restrictive covenants. The senior secured notes are guaranteed by all of our existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any of our or our guarantors' indebtedness will also guarantee the senior secured notes.

On October 4, 2010, we entered into a fixed-to-variable interest rate swap agreement (the "Swap") with a notional amount of $45.0 million. The Swap was designated as a fair value hedge of the fixed interest rate obligation under our $175.0 million 9.5% senior secured notes due October 15, 2017. We pay variable interest equal to the six-month LIBOR plus 7.19% and we receive a fixed interest rate of 9.5% under the Swap. The critical terms of the Swap match the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness.

In connection with the senior secured notes issuance, we entered into an Amended and Restated Credit and Security Agreement ("the "Amended and Restated Agreement") on September 20, 2010. The Amended and Restated Agreement which became effective on October 4, 2010 (i) provided certain consents necessary for the issuance of the senior secured notes, (ii) extended the expiration date of the credit facility to November 1, 2012 and (iii) granted the facility agent, for the benefit of the lenders, second priority liens and security interests in the collateral subject to first priority liens and security interests in favor of the collateral agent for the holders of the senior secured notes. In addition, on December 1, 2011, we entered into a Second Amended and Restated Credit and Security Agreement (the "Second Amended and Restated Agreement"). The Second Amended and Restated Agreement extended the termination date of the credit facility to December 1, 2016 (approximately a four-year extension), increased the borrowing base by increasing the sublimit on eligible inventory located at Mexican facilities and made changes to certain covenants relating to, among other things, guarantees, investments, capital expenditures and permitted indebtedness.

As outlined in Note 6 to our consolidated financial statements, our credit facility permits borrowing up to a maximum level of $100.0 million. At December 31, 2011, we had $38.0 million in borrowings outstanding on the credit facility. The available borrowing capacity on the credit facility is based on eligible current assets, as defined. At December 31, 2011, we had undrawn borrowing capacity of $29.5 million based on eligible current assets. The credit facility does not contain financial performance covenants which would constrain our borrowing capacity. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15.0 million minus certain guarantees and obligations. The Company received a waiver and amendment to extend the delivery of certain documents required for the

Company's acquisition of an additional interest in PST. Other than this waiver, the Company was in compliance with all covenants at December 31, 2011 and December 31, 2010.

The BCS master revolving note (the "Revolver") permits borrowing up to a maximum level of $3.0 million. On September 30, 2011, BCS amended the Revolver to extend the maturity date to September 28, 2012 and maintained the interest rate at the prime referenced rate plus a margin of 2.0%, which is payable quarterly. The available borrowing capacity on the Revolver is based on an advanced formula, as defined. At December 31, 2011, BCS had no borrowing capacity based on the advanced formula. At December 31, 2011, BCS had approximately $1.2 million in borrowings outstanding on the Revolver, which is included on the consolidated balance sheet as a component of short-term borrowings. At December 31, 2011 the interest rate on the Revolver was 5.25%. The Company is a guarantor as it relates to the Revolver. The Revolver contains certain financial restrictive covenants. BCS violated the fixed charge and tangible net worth covenants related to the Revolver during the first quarter of 2011. BCS has received a waiver for covenant violations occurring during this period. During the first quarter of 2011, the fixed charge and tangible net worth covenants were eliminated from the Revolver through its expiration.

The Company's consolidated subsidiary, PST, maintains several revolving credit facilities with Brazilian financial institutions, providing an aggregate borrowing capacity up to $20.5 million. The revolving credit facilities expire throughout 2012. At December 31, 2011, there were $0 borrowings outstanding on the revolving credit facilities. PST also maintains several term loans used for working capital purposes. At December 31, 2011, there was $54.1 million in borrowings outstanding on the loans. Of the outstanding borrowings, $42.7 million is to be paid in 2012 and is included on the December 31, 2011 consolidated balance sheet as a component of current portion of long-term debt. The balance of $11.4 million is included on the December 31, 2011 consolidated balance sheet as a component of long-term debt. The $11.4 million is comprised of $2.5 million that matures in 2013, with the balance maturing in 2019. Depending on the specific loan, interest is payable either monthly or annually based on rates ranging from 1.15% to 13.22%. At December 31, 2011, all covenants of the loan agreements were being met.

The Suzhou term loan is in the amount of 9.0 million Chinese yuan, which was approximately $1.4 million at December 31, 2011. The term loan matures on September 1, 2012. Interest is payable monthly at the one-year lending rate published by The People's Bank of China multiplied by 127.0%. At December 31, 2011, the interest rate on the term loan was 8.33%.

As part of our 2009 acquisition of BCS, we may be required to make additional payments to the previous owners of BCS for the 51% membership interest we purchased based on BCS achieving financial performance targets as defined by the purchase agreement. The maximum amount of additional payments to the prior owners of BCS is $3.2 million in 2013 and is contingent upon BCS achieving profitability targets based on earnings before interest, income taxes, depreciation and amortization in 2012. We did not record an amount related to the fair value of the estimated future additional payments to the prior owners of BCS as of December 31, 2011 on the consolidated balance sheet. The purchase agreement provides us with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement. If we do not exercise this option the minority owners of BCS have the option in 2014 to purchase our 51% interest in BCS at a price determined in accordance with the purchase agreement or to jointly market BCS for sale.

We have significant U.S. federal income tax net operating loss carryforwards and research credit carryforwards. The Internal Revenue Code of 1986, as amended, imposes an annual limitation on the ability of a corporation that undergoes an "ownership change" to use its net operating loss and credit carryforwards to reduce its tax liability. During the fourth quarter of 2010 we undertook a secondary offering. As a result of the secondary offering a substantial change in our ownership occurred and we experienced an ownership change pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. There was no impact to the consolidated balance sheet and statement of operations as of December 31, 2011 and 2010 due to us being in a full valuation allowance position with respect to our federal deferred tax assets.

At December 31, 2011, we had a cash and cash equivalents balance of approximately $78.7 million, of which $28.3 million was held domestically and $50.4 million was held in foreign locations. Our cash balance was not restricted at December 31, 2011.

Inflation and International Presence

Given the current economic climate and recent fluctuations in certain commodity prices, we believe that an increase in such items could significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" — those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on historical authorized returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. There were no such significant instances of this in 2011. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectability of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectability in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market. Effective January 1, 2011, the Company elected to change its costing method to the FIFO method for all inventories. The Company adopted this change in accounting principle by retrospectively adjusting all prior periods presented. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. We adjust our excess and obsolescence reserve at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. We have guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage.

Goodwill. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. These deferred tax assets begin to expire, if unused, by December 31, 2025 and 2021, respectively.

Accounting standards require that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, our forecast of taxable income for the current year and future years and tax planning strategies. Risk factors include the continuing deterioration in economic conditions in the U.S. automotive and commercial vehicle segments of which the Company has significant U.S. operations and higher than planned volume or price reductions from key customers.

During the fourth quarter of 2008, the Company concluded that it was no longer more-likely-than-not that we would realize our U.S. deferred tax assets. As a result we provided a full valuation allowance, net of certain future reversing taxable temporary differences, with respect to our U.S. deferred tax assets. This conclusion has not changed through 2011. To the extent that realization of a portion or all of the tax assets becomes more-likely-than-not to be realized based on changes in circumstances a reversal of that portion of the deferred tax asset valuation allowance will be recorded.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Restructuring. We have recorded restructuring charges in prior periods in connection with improving manufacturing efficiency and cost position by transferring production to other locations. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with this initiative, we recorded liabilities for severance costs. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate. For further discussion of our restructuring activities, see Note 11 to our consolidated financial statements included in this report.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In May 2011, the FASB issued changes to fair value measurement. This change clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners' equity. The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early application is prohibited. This requires changes in presentation only and we do not expect it will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued changes to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share. These changes become effective for the Company on January 1, 2012. Management is currently evaluating these changes to determine which option will be chosen for the presentation of comprehensive income. Other than the change in presentation, management has determined these changes will not have an impact on the consolidated financial statements.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes become effective for the Company for any goodwill impairment test performed on January 1, 2012 or later, although early adoption is permitted. Management performs a review of the Company's goodwill in the fourth quarter of each calendar year. We do not expect that adoption of these provisions will have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued updated guidance to provide enhanced disclosures such that users of the financial statements will be able to better evaluate the effect or potential effect of netting arrangements on the statement of financial position. The guidance requires improved information about financial instruments and derivative instruments that are either offset according to specific guidance or subject to an enforceable master netting agreement or similar arrangement. The disclosures will provide both net and gross information for these assets and liabilities. Although we do not currently elect to offset assets and liabilities within the scope of the guidance, expanded disclosures will be required starting for the quarter ended March 31, 2013, along with retrospective presentation of prior periods.

Forward-Looking Statements

Portions of this report on Form 10-K contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, (iv) growth opportunities related to awarded business and (v) operation expectations. Forward-looking statements may be identified by the words "will," "may," "should," "designed to," "believes," "plans," "projects," "intends," "expects," "estimates," "anticipates," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in commercial, automotive, agricultural, motorcycle or off-highway vehicle production;
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of our indebtedness and the restrictive covenants contained in the agreements governing our indebtedness, including our credit facility and the senior secured notes;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;
- the failure to achieve the successful integration of any acquired company or business;
- the occurrence or non-occurrence of circumstances beyond our control; and
- the items described in Part I, Item IA ("Risk Factors").

In addition, the forward-looking statements contained herein represent our estimates only as of the date of this filing and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, whether to reflect actual results, changes in assumptions, changes in other factors affecting such forward-looking statements or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. The face amount of our senior secured notes was $175.0 million at December 31, 2011. We currently have $38.0 million outstanding on our revolving credit facility. As discussed in Note 9 to our consolidated financial statements, we entered into a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45.0 million to hedge our exposure to fair value fluctuations on a portion of our senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under our $175.0 million 9.5% senior secured notes due October 15, 2017. Under the Swap, we pay a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.19% and we receive a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15, which began on April 15, 2011. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. A hypothetical 10.0% favorable or adverse change in the LIBOR would not significantly affect our results of operations, financial position or cash flows.

Commodity Price Risk

Given the current economic climate and recent fluctuations in certain commodity costs, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. In the past, we managed this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. In the future if we believe that the terms of a fixed price agreement become beneficial to us, we will enter into another such instrument. We have sought to alleviate the impact of increasing costs by including a material pass-through provision in our customer contracts whenever possible. We may also consider pursuing alternative commodities or alternative suppliers to mitigate this risk over a period of time. The recent volatility in certain commodity costs has negatively affected our operating results.

During 2011, we entered into several fixed price swap contracts for a total of 9.4 million pounds of copper. A portion of these contracts lasted through December 2011, and the remaining contracts cover January 2012 to December 2012. The purpose of these contracts is to reduce our price risk as it relates to copper prices. We estimate that a hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in the fair value of commodity prices would be approximately $2.6 million and $(2.6) million, respectively.

Foreign Currency Exchange Risk

We use derivative financial instruments, including foreign currency forward contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $80.9 million as of December 31, 2011. The purpose of these foreign currency contracts is to reduce exposure related to the Company's euro and Swedish krona-denominated receivables as well as to reduce exposure to future Mexican peso-denominated purchases. The estimated fair value of these contracts at December 31, 2011, per quoted market sources, was approximately $(4.2) million. These foreign currency option contracts expire during 2012. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $2.9 million or $(2.4) million for our euro and Swedish krona-denominated receivables, as of December 31, 2011. A hypothetical pre-tax gain (loss) in fair value from 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $4.7 million or $(5.7) million for the Company's Mexican peso-denominated payables as of December 31, 2011. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

We have significant operations in foreign locations. As a result we are subject to the risk of price fluctuations due to the effects of exchange rates on net sales, operating costs, assets and liabilities denominated in currencies other than the U.S. dollar, particularly the Mexican peso, euro, Swedish krona and British pound. We estimate that a hypothetical 10.0% favorable or adverse change of the U.S. dollar relative to other currencies in 2012 would have a pre-tax translation favorable (unfavorable) effect of $0.9 million or $(0.4) million as of December 31, 2011.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, other comprehensive income (loss) and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2011, the Company elected to change the method of valuing inventories for certain U.S. businesses to the first-in, first-out ("FIFO") method, while in prior years, these inventories were valued using the last-in, first-out ("LIFO") method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 15, 2012

CONSOLIDATED BALANCE SHEETS

As of December 31 (in thousands)	2011	2010
		As adjusted
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 78,731**	$ 71,974
Accounts receivable, less reserves of $1,485 and $2,013, respectively	**162,354**	102,600
Inventories, net	**120,645**	54,959
Prepaid expenses and other current assets	**28,393**	20,443
Total current assets	**390,123**	249,976
Long-term assets:		
Property, plant and equipment, net	**124,802**	76,576
Other Assets		
Intangible assets, net	**102,731**	507
Goodwill	**68,808**	9,696
Investments and other long-term assets, net	**11,193**	49,981
Total long-term assets	**307,534**	136,760
Total assets	**$697,657**	$386,736
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 44,246**	$ 947
Short-term debt	**39,181**	742
Accounts payable	**83,859**	68,341
Accrued expenses and other current liabilities	**91,417**	42,753
Total current liabilities	**258,703**	112,783
Long-term liabilities:		
Long-term debt	**183,711**	167,903
Deferred income taxes	**69,110**	8,303
Other long-term liabilities	**5,494**	6,528
Total long-term liabilities	**258,315**	182,734
Shareholders' equity:		
Preferred Shares, without par value, authorized 5,000 shares, none issued	—	—
Common Shares, without par value, authorized 60,000 shares, issued 27,097 and 25,994 shares and outstanding 26,222 and 25,393 shares, respectively, with no stated value	—	—
Additional paid-in capital	**170,775**	161,587
Common Shares held in treasury, 875 and 601 shares, respectively, at cost	**(1,870)**	(1,118)
Accumulated deficit	**(28,263)**	(77,620)
Accumulated other comprehensive income (loss)	**(9,615)**	4,062
Total Stoneridge Inc. and subsidiaries shareholders' equity	**131,027**	86,911
Noncontrolling interest	**49,612**	4,308
Total shareholders' equity	**180,639**	91,219
Total liabilities and shareholders' equity	**$697,657**	$386,736

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31 (in thousands, except per share data)	2011	2010	2009
		As adjusted	As adjusted
Net sales	**$765,373**	$635,226	$475,152
Costs and expenses:			
Cost of goods sold	**618,596**	489,670	387,420
Selling, general and administrative	**128,306**	122,032	106,228
Goodwill impairment charge	**4,945**	—	—
Operating income (loss)	**13,526**	23,524	(18,496)
Interest expense, net	**17,234**	21,780	21,965
Equity in earnings of investees	**(10,034)**	(10,346)	(7,775)
Loss on early extinguishment of debt	—	1,346	—
Gain on previously held equity interest	**(65,372)**	—	—
Other expense (income), net	**56**	(1,280)	893
Income (loss) before income taxes	**71,642**	12,024	(33,579)
Provision (benefit) for income taxes	**26,105**	678	(1,003)
Net income (loss)	**45,537**	11,346	(32,576)
Net income (loss) attributable to noncontrolling interest	**(3,820)**	(184)	82
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	**$ 49,357**	$ 11,530	$ (32,658)
Basic net income (loss) per share	**$ 2.04**	$ 0.48	$ (1.38)
Basic weighted average shares outstanding	**24,181**	23,946	23,626
Diluted net income (loss) per share	**$ 2.00**	$ 0.47	$ (1.38)
Diluted weighted average shares outstanding	**24,645**	24,333	23,626

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)	2011	2010 As adjusted	2009 As adjusted
OPERATING ACTIVITIES:			
Net income (loss)	**$ 45,537**	$ 11,346	$(32,576)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities –			
Depreciation	**18,847**	19,070	19,875
Amortization, including accretion of debt discount	**1,113**	1,129	1,053
Deferred income taxes	**23,938**	(469)	(3,200)
Earnings of equity method investees, less dividends received	**(10,034)**	(4,889)	(474)
(Gain) loss on sale of fixed assets	**(88)**	(42)	219
Share-based compensation expense	**4,423**	2,661	1,252
Excess tax benefits from share-based payments	**—**	(395)	—
Asset impairments	**807**	—	—
Goodwill Impairment charge	**4,945**	—	—
Loss on early extinguishment of debt	**—**	1,346	—
Gain on previously held equity interest	**(65,372)**	—	—
Changes in operating assets and liabilities –			
Accounts receivable, net	**(11,658)**	(21,012)	16,619
Inventories, net	**(9,895)**	(12,307)	17,508
Prepaid expenses and other	**(4,783)**	(1,624)	(3,133)
Accounts payable	**(23,879)**	16,705	(2,111)
Accrued expenses and other	**27,021**	2,332	(1,208)
Net cash provided by operating activities	**921**	13,851	13,824
INVESTING ACTIVITIES:			
Capital expenditures	**(26,290)**	(18,574)	(11,998)
Proceeds from sale of fixed assets	**3,863**	56	201
Capital contribution from noncontrolling interest	**397**	—	—
Business acquisitions, net of cash acquired	**(7,753)**	—	(5,967)
Net cash used for investing activities	**(29,783)**	(18,518)	(17,764)
FINANCING ACTIVITIES:			
Extinguishment of senior notes	**—**	(183,000)	—
Proceeds from issuance of senior secured notes	**—**	170,625	—
Proceeds from issuance of other debt	**1,408**	690	—
Repayments of other debt	**(968)**	(278)	(55)
Revolving credit facility borrowings	**38,993**	8,389	1,274
Revolving credit facility payments	**(554)**	(8,335)	(883)
Other financing costs	**(605)**	(1,365)	—
Repurchase of shares to satisfy employee tax withholding	**(752)**	(826)	—
Excess tax benefits from share-based payments	**—**	395	—
Premiums related to early extinguishment of debt	**—**	(324)	—
Net cash provided by (used for) financing activities	**37,522**	(14,029)	336
Effect of exchange rate changes on cash and cash equivalents	**(1,903)**	(1,237)	2,819
Net change in cash and cash equivalents	**6,757**	(19,933)	(785)
Cash and cash equivalents at beginning of period	**71,974**	91,907	92,692
Cash and cash equivalents at end of period	**$ 78,731**	$ 71,974	$ 91,907
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 17,494**	$ 20,755	$ 21,969
Cash paid for income taxes, net	**$ 1,365**	$ 1,213	$ 2,319
Supplemental disclosure of non cash financing activities:			
Change in fair value of interest rate swap	**$ 4,095**	$ (3,017)	$ —
Issuance of Common Shares for acquisition of additional PST interest	**$ 5,113**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

(in thousands)	Number of Common Shares	Number of Treasury Shares	Additional paid-in capital	Common Shares held in treasury	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total shareholders' equity
BALANCE, January 1, 2009	24,665	107	$158,039	$ (129)	$(59,155)	$(6,997)	$ —	$ 91,758
Cumulative effect of change in accounting method in prior years	—	—	—	—	2,663	—	—	2,663
Balance January 1, 2009(A)	24,665	107	158,039	(129)	(56,492)	(6,997)	—	94,421
Net income (loss), as adjusted	—	—	—	—	(32,658)	—	82	(32,576)
Pension liability adjustments	—	—	—	—	—	(3,130)	—	(3,130)
Unrealized gain on marketable securities	—	—	—	—	—	6	—	6
Unrealized gain on derivatives	—	—	—	—	—	6,724	—	6,724
Currency translation adjustments	—	—	—	—	—	6,066	—	6,066
Comprehensive loss								(22,910)
Business acquisition	—	—	—	—	—	—	4,410	4,410
Exercise of share options	7	—	3	—	—	—	—	3
Issuance of restricted Common Shares	522	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(153)	153	—	—	—	—	—	—
Repurchased Common Shares for treasury	(41)	41	—	(163)	—	—	—	(163)
Share-based compensation matters	—	—	706	—	—	—	—	706
BALANCE, DECEMBER 31, 2009(A)	25,000	301	158,748	(292)	(89,150)	2,669	4,492	76,467
Net income (loss), as adjusted	—	—	—	—	11,530	—	(184)	11,346
Pension liability adjustments	—	—	—	—	—	5,089	—	5,089
Unrealized gain on marketable securities	—	—	—	—	—	8	—	8
Unrealized loss on derivatives	—	—	—	—	—	(1,710)	—	(1,710)
Currency translation adjustments	—	—	—	—	—	(1,994)	—	(1,994)
Comprehensive income								12,739
Exercise of share options	26	—	266	—	—	—	—	266
Issuance of restricted Common Shares	667	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(243)	243	—	—	—	—	—	—
Repurchased Common Shares for treasury	(57)	57	—	(826)	—	—	—	(826)
Share-based compensation matters	—	—	2,573	—	—	—	—	2,573
BALANCE, DECEMBER 31, 2010(A)	25,393	601	161,587	(1,118)	(77,620)	4,062	4,308	91,219
Net income (loss)	—	—	—	—	**49,357**	—	**(3,820)**	**45,537**
Unrealized gain on marketable securities	—	—	—	—	—	**16**	—	**16**
Unrealized loss on derivatives	—	—	—	—	—	**(7,722)**	—	**(7,722)**
Currency translation adjustments	—	—	—	—	—	**(5,971)**	—	**(5,971)**
Comprehensive income								**31,860**
Business acquisition	**647**	—	**5,113**	—	—	—	**48,727**	**53,840**
Capital contribution from noncontrolling interest	—	—	—	—	—	—	**397**	**397**
Exercise of share options	**19**	—	**194**	—	—	—	—	**194**
Issuance of restricted Common Shares	**437**	—	—	—	—	—	—	—
Forfeited restricted Common Shares	**(223)**	**223**	—	—	—	—	—	—
Repurchased Common Shares for treasury	**(51)**	**51**	—	**(752)**	—	—	—	**(752)**
Share-based compensation matters	—	—	**3,881**	—	—	—	—	**3,881**
BALANCE, DECEMBER 31, 2011	**26,222**	**875**	**$170,775**	**$(1,870)**	**$(28,263)**	**$(9,615)**	**$49,612**	**$180,639**

(A) Net income and retained earnings for all periods prior to 2011 have been adjusted to reflect the change in accounting for inventory. See Note 2 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share data, unless otherwise indicated)

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are global designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in joint ventures in which it owns between 20% and 50% of equity, or otherwise acquires significant management influence, using the equity method (see Note 3).

Accounting Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the commercial, automotive, agricultural and off-highway vehicle markets. The Company's largest customers were Navistar International Corporation and Deere & Company, primarily related to the Electronics reportable segment. These customers accounted for approximately 24%, 24% and 27% and 15%, 14% and 12% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively.

Change in Accounting Principle

Effective January 1, 2011, the Company elected to change the method of valuing inventories for certain U.S. businesses to the first-in, first-out ("FIFO") method, while in prior years, these inventories were valued using the last-in, first-out ("LIFO") method. As a result of this change in accounting principle, all inventories are valued using the FIFO method. The Company believes the change is preferable as it conforms the Company's inventory costing methods for all inventories to a single method and improves comparability with industry peers. The FIFO method also better reflects current acquisition cost of those inventories on the consolidated balance sheets. The Company has applied this change in method of inventory costing retrospectively to all prior periods presented herein in accordance with accounting principles relating to accounting changes. The effect of retrospectively applying the change on the Company's inventory costing method decreased accumulated deficit by $2,663 as of December 31, 2008.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

There were no tax effects for the adjustments for any periods presented below due to the fact that the Company has a full valuation allowance recorded against its U.S. deferred tax assets.

Presented below are the effects of the change in accounting principle for inventory costs on the consolidated financial statements for 2010 and 2009.

Consolidated Statements of Operations:

	2010			2009		
For the years ended December 31	Originally reported	Impact of change to FIFO	As adjusted	Originally reported	Impact of change to FIFO	As adjusted
Cost of goods sold	$490,391	$(721)	$489,670	$387,167	$ 253	$387,420
Operating income (loss)	$ 22,803	$ 721	$ 23,524	$ (18,243)	$ (253)	$ (18,496)
Income (loss) before income taxes	$ 11,303	$ 721	$ 12,024	$ (33,326)	$ (253)	$ (33,579)
Net income (loss)	$ 10,625	$ 721	$ 11,346	$ (32,323)	$ (253)	$ (32,576)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$ 10,809	$ 721	$ 11,530	$ (32,405)	$ (253)	$ (32,658)
Basic net income (loss) per share	$ 0.45	$0.03	$ 0.48	$ (1.37)	$(0.01)	$ (1.38)
Diluted net income (loss) per share	$ 0.44	$0.03	$ 0.47	$ (1.37)	$(0.01)	$ (1.38)

Consolidated Balance Sheets:

	December 31, 2010		
	Originally reported	Impact of change to FIFO	As adjusted
Inventories, net	$ 51,828	$3,131	$ 54,959
Total current assets	$246,845	$3,131	$249,976
Total assets	$383,605	$3,131	$386,736
Accumulated deficit	$ (80,751)	$3,131	$ (77,620)
Total Stoneridge, Inc. and subsidiaries shareholders' equity	$ 83,780	$3,131	$ 86,911
Total shareholders' equity	$ 88,088	$3,131	$ 91,219
Total liabilities and shareholders' equity	$383,605	$3,131	$386,736

Consolidated Statements of Cash Flows:

	2010			2009		
For the years ended December 31	Originally reported	Impact of change to FIFO	As adjusted	Originally reported	Impact of change to FIFO	As adjusted
Net income (loss)	$ 10,625	$ 721	$ 11,346	$(32,323)	$(253)	$(32,576)
Change in inventories, net	$(11,586)	$(721)	$(12,307)	$ 17,255	$ 253	$ 17,508

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Inventories

Inventories are valued at the lower of cost or market. As discussed above, effective January 1, 2011, the Company elected to change its costing method to the FIFO method for all inventories. The Company adopted this change in accounting principle by retrospectively adjusting all prior periods presented. The Company adjusts its excess and obsolescence reserve at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. Inventory cost includes material, labor and overhead. Inventories consist of the following:

As of December 31	2011	2010
		As adjusted
Raw materials	**$ 72,308**	$35,793
Work-in-progress	**14,723**	9,454
Finished goods	**33,615**	9,712
Total inventories, net	**$120,645**	$54,959

Pre-production costs related to long-term supply arrangements

Engineering, researching and development and other design and development costs for products sold on long-term supply arrangements are expensed as incurred unless the Company has a contractual guarantee for reimbursement from the customer. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company either has title to the assets or has the noncancelable right to use the assets during the term of the supply arrangement are capitalized in property, plant and equipment and amortized to cost of sales over the shorter of the term of the arrangement or over the estimated useful lives of the assets, typically three to five years. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company has a contractual guarantee to lump sum reimbursement from the customer are capitalized in prepaid expenses and other current assets. The amounts recorded related to these pre-production costs as of December 31, 2011 and 2010 were $10,381 and $7,307, respectively, and were recorded as a component of prepaid expenses and other current assets on the consolidated balance sheets.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following:

As of December 31	2011	2010
Land and land improvements	**$ 5,235**	$ 3,150
Buildings and improvements	**45,249**	35,180
Machinery and equipment	**177,413**	139,266
Office furniture and fixtures	**8,818**	7,118
Tooling	**69,719**	65,684
Information technology	**30,904**	24,695
Vehicles	**1,624**	414
Leasehold improvements	**3,416**	3,103
Construction in progress	**19,089**	18,645
Total property, plant, and equipment	**361,467**	297,255
Less: accumulated depreciation	**(236,665)**	(220,679)
Property, plant and equipment, net	**$ 124,802**	$ 76,576

As a result of the restructuring plan approved on October 29, 2007 (see Note 11), the manufacturing facility located in Sarasota, Florida, was closed in 2008. This facility was included within the Control Devices segment. Beginning in 2009, the Company classified the Sarasota, Florida, facility as an asset held for sale and included the net book value of the facility of $3,757 within the December 31, 2010 consolidated balance sheets as a component of prepaid expenses and other current assets. During the year ended December 31, 2011, the Company sold the facility and recognized a gain of $95 as a component of selling, general and administrative.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $18,847, $19,070 and $19,875, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10 – 40 years
Machinery and equipment	3 – 10 years
Office furniture and fixtures	3 – 10 years
Tooling	2 – 5 years
Information technology	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	shorter of lease term or 3 – 10 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of the property, plant and equipment are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statements of operations as a component of selling, general and administrative.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Impairment of Long-Lived or Finite-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset. During the year ended December 31, 2011, the Company incurred an impairment charge of $807 in its Electronics reportable segment related to certain capitalized software costs that were determined to no longer represent a future realizable benefit. This charge is recorded in the consolidated statements of operations as a component of selling, general and administrative. No significant impairment charges were recorded in 2010 or 2009 for long-lived or finite lived assets.

Acquisitions

PST Eletrônica Ltda.

On December 31, 2011, the Company acquired a controlling interest in PST Eletronica Ltda. ("PST"), increasing its interest from 50% to 74%. The PST joint venture was accounted for under the equity method of accounting prior to the acquisition of the additional interest. On the date of acquisition, PST became a consolidated subsidiary of the Company. PST's results of operations are included in the Company's statement of operations as equity earnings of investees for the years ended December 31, 2011, 2010 and 2009. PST's financial position is included in the consolidated balance sheet at December 31, 2011. PST has been identified by the Company as representing a new reportable segment.

PST specializes in the design, manufacture and sale of electronic vehicle alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers. PST's sales are primarily to customers in South America.

The acquisition date fair value of the total consideration transferred consisted of the following:

Cash	$ 29,669
Common Shares (1,940,413 shares)	15,310
Fair value of consideration transferred	44,979
Fair value of the Company's previously held equity interest	104,118
Fair value of noncontrolling interest	48,727
Total fair value of PST	$197,824

Of the $44,979 consideration transferred for the additional 24% interest, $29,976 ($19,779 of cash and $10,197 of Company Common Shares) was transferred on January 5, 2012, in accordance with the terms of the purchase agreement. This amount is a liability owed to the sellers of the business and is included as a component of accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2011.

The fair value of the Common Shares transferred was based on the closing market price of the Company's Common Shares on the acquisition date, less a discount. The discount was due to a lack of short-term marketability, as the Common Shares transferred were issued through a private placement.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

As a result of obtaining a controlling interest in PST, the Company's previously held equity interest in PST of 50% was remeasured to an acquisition date fair value of $104,118. The Company recognized a one-time non-cash pre-tax gain of $65,372 as a result of the remeasurment. The gain is included on the consolidated statement of operations as a gain on previously held equity interest.

The acquisition date fair value of the remaining 26% noncontrolling interest in PST was measured at $48,727. The noncontrolling interest is recorded as a component of total shareholder's equity on the consolidated balance sheet at December 31, 2011.

The fair value of the Company's previously held equity interest and the noncontrolling interest were estimated using a combination of the income approach and a market approach. As PST is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in the fair value measurement accounting standard. The fair value estimates are based on (a) a discount rate range of 16.3% to 19.3%, (b) a terminal growth rate of 7.2% (c) a financial multiple of 5.3 to 8.0, based on companies in the same industry as PST and (d) an adjustment due to lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in PST.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The purchase price allocation is preliminary pending completion of the valuation of acquired intangible assets, inventory, property, plant and equipment and deferred income taxes.

At December 31, 2011	
Cash	$ 2,137
Accounts receivable	48,993
Inventory	56,204
Prepaids and other current assets	9,547
Property, plant and equipment	42,389
Identifiable intangible assets	102,090
Other long-term assets	1,479
Total identifiable assets acquired	262,839
Accounts payable	9,825
Other current liabilities	25,801
Debt	54,068
Deferred tax liabilities	39,392
Total liabilities assumed	129,086
Net identifiable assets acquired	133,753
Goodwill	64,071
Net assets acquired	$197,824

Goodwill is calculated as the excess of the fair value of consideration transferred over the fair market value of the identifiable assets and liabilities and represents the future economic benefits arising from other assets acquired that could not be separately recognized. The goodwill is reported in the Company's PST segment and is not deductible for income tax purposes.

Of the $102,090 of acquired identifiable intangible assets, $51,818 was provisionally assigned to customer lists with a 15-year useful life; $31,400 was provisionally assigned to trademarks with a 20 year useful life; and $18,872 was provisionally assigned to technology with a 17 year weighted-average useful life. The fair value of the identifiable intangible assets was determined using an income approach.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

The Company recognized $849 of acquisition related costs that were expensed in 2011. These costs are included in the consolidated statement of operations as a component of selling, general and administrative.

The following unaudited pro forma information reflects the Company's consolidated results of operations as if the acquisition had taken place on January 1, 2010. The unaudited pro forma information is not necessarily indicative of the results of operations that the Company would have reported had the transaction actually occurred at the beginning of these periods, nor is it necessarily indicative of future results.

Years ended December 31	2011	2010
Net sales	$999,553	$818,172
Net income attributable to Stoneridge, Inc. and subsidiaries	$ 10,608	$ 55,730

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are directly related to the business combination and factually supportable. These adjustments include, but are not limited to, the recognition of the gain on the Company's previously held equity interest in PST in 2010 results and its removal from 2011 results, depreciation and amortization related to fair value adjustments to property, plant, and equipment and intangible assets and fair value adjustments related to inventory.

Bolton Conductive Systems, LLC

On October 13, 2009, the Company acquired a 51% membership interest in Bolton Conductive Systems, LLC ("BCS") for a purchase price of $5,967, net of cash acquired. BCS designs and manufactures a wide variety of electrical solutions for the military, automotive, marine and specialty vehicle markets and is based in Walled Lake, Michigan. The Company acquired a majority interest in BCS in order to expand its presence in the military channel. The Company may be required to make an additional payment to the prior owners of BCS for its 51% membership interest based on BCS achieving financial performance targets as defined by the purchase agreement. The maximum amount of additional payments to the prior owners of BCS is $3,200 in 2013 and is contingent upon BCS achieving profitability targets based on earnings before interest, income taxes, depreciation and amortization in 2012. The Company recorded $0 and $435; the fair value of the estimated future additional payments to the prior owners of BCS as of December 31, 2011 and 2010, respectively, on the consolidated balance sheets as a component of other long-term liabilities. The estimated future additional payments to the prior owners of BCS were based upon an analysis of forecasted operating results and the probability of achieving the forecasted targets. During the year ended December 31, 2011, the Company reduced the estimated future payments to $0, as a result of BCS not achieving 2011 performance targets and revised estimates for 2012. This adjustment was recorded as a reduction to selling, general and administrative on the consolidated statement of operations for the year ended December 31, 2011. The purchase agreement provides the Company with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement. If the Company does not exercise this option then the minority owners of BCS have the option in 2014 to purchase the Company's 51% interest in BCS at a price determined in accordance with the purchase agreement or to jointly market BCS for sale. BCS's results of operations are included in the Company's consolidated statements of operations from its date of acquisition.

In 2011, the Company recognized a goodwill impairment charge of $4,945 related to BCS (see Goodwill and Other Intangible Assets below).

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Goodwill and Other Intangible Assets

The total purchase price associated with acquisitions is allocated to the acquisition date fair values of assets acquired and liabilities assumed, with the excess purchase price recorded to goodwill.

In 2011, the Company recorded a preliminary goodwill amount of $64,071 related to the acquisition of PST (see Acquisitions above). In 2009, the Company recorded goodwill of $9,199 within the Electronics segment related to the BCS acquisition. This goodwill related to these acquisitions is not deductible for income tax purposes. The remainder of the December 31, 2011 and 2010 goodwill balance relates to the 2008 acquisition of Magnum Trade AB, which is included within the Electronics segment.

Goodwill as of December 31, 2011 and 2010, and changes in the carrying amount of goodwill by segment were as follows:

	Electronics	Control Devices	PST	Total
Balance at January 1, 2010	$ 9,743	$ —	$ —	$ 9,743
Translations and other adjustments	(47)	—	—	(47)
Balance at December 31, 2010	$ 9,696	$ —	$ —	$ 9,696
Acquisition of business	—	—	64,071	64,071
Impairment	(4,945)	—	—	(4,945)
Translations and other adjustments	(14)	—	—	(14)
Balance at December 31, 2011	$ 4,737	$ —	$64,071	$68,808

Goodwill is subject to an annual assessment for impairment (or more frequently if impairment indicators arise) by applying a fair value-based test.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company uses a combination of valuation techniques, which include consideration of a market-based approach (guideline company method) and an income approach (discounted cash flow method), in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The Company believes that the combination of the valuation models provides a more appropriate valuation of the Company's reporting units by taking into account different marketplace participant assumptions. Both methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The guideline assessment of future performance and the discounted cash flow method utilize a market-derived rate of return to discount anticipated performance.

These methodologies are applied to the reporting units' historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

During the year ended December 31, 2011, the Company recorded a goodwill impairment charge of $4,945 within the Electronics reportable segment. The goodwill impairment charge reduced the carrying value of BCS goodwill to $4,173 and was the result of a decline in business activity due to a reduction in military and defense related spending by customers since the Company's acquisition of BCS.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

The table below shows accumulated goodwill impairment for the year ended December 31, 2011:

	2011
Accumulated goodwill impairment loss at January 1, 2011	$248,625
Goodwill impairment charge	4,945
Accumulated goodwill impairment loss at December 31, 2011	$253,570

Intangible assets, net at December 31, 2011 consisted of the following:

Intangible asset	Acquisition cost	Accumulated amortization	Net
Customer lists	$ 52,532	$(194)	$ 52,338
Trademarks	31,829	(316)	31,513
Technology	18,872	—	18,872
Other	87	(79)	8
Total	$103,320	$(589)	$102,731

Intangible assets, net at December 31, 2010 was $507, primarily related to the 2009 acquisition of BCS.

The Company recognized $238, $215 and $64 of amortization expense in 2011, 2010 and 2009, respectively. Amortization expense is included as a component of selling, general and administrative on the consolidated statements of operations. Amortization expense for intangible assets is estimated to be approximately $6,240 for the years 2012 through 2017.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

As of December 31	2011	2010
Compensation related reserves	$22,013	$20,041
Product warranty and recall obligations	5,126	3,831
Financial instruments	7,722	—
Liability to PST shareholders	29,975	—
Other[(A)]	26,581	18,881
Total accrued expenses and other current liabilities	$91,417	$42,753

(A) "Other" is comprised of miscellaneous accruals; none of which contributed a significant portion of the total.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur. During the year ended December 31, 2008 the Company determined that it was more likely than not that the Company would not be able to realize its deferred tax assets in the U.S. As a result, the Company recorded a valuation allowance related to its U.S. deferred tax assets of $62,006 in 2008. The Company continued to record a full valuation allowance in 2009, 2010 and 2011.

2. Summary of Significant Accounting Policies – (continued)

The Company's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2011, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included on the consolidated statements of operations.

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment. Estimated returns are based on historical authorized returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

Allowance for Doubtful Accounts

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectability in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold on the consolidated statement of operations.

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers. The current portion of the product warranty and recall reserve is included as a component of accrued expenses and other current liabilities on the consolidated balance sheets.

The following provides a reconciliation of changes in the product warranty and recall reserve:

Years ended December 31	2011	2010
Product warranty and recall at beginning of period	**$ 3,831**	$ 4,764
Accruals for products shipped during period	**3,142**	3,338
Acquisition	**1,063**	—
Aggregate changes in pre-existing liabilities due to claim developments	**(168)**	(181)
Settlements made during the period (in cash or in kind)	**(2,567)**	(4,090)
Product warranty and recall at end of period(A)	**$ 5,301**	$ 3,831

(A) Product warranty and recall includes $175 of a long-term warranty liability at December 31, 2011.

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred and are included in the Company's consolidated statements of operations as a component of selling, general and administrative. These costs amounted to $35,263, $37,563 and $32,993 in years ended December 31, 2011, 2010 and 2009, respectively or 4.6%, 5.9% and 6.9% of net sales for these respective periods.

Share-Based Compensation

At December 31, 2011, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan, as amended, (2) Directors' Share Option Plan and (3) the Amended Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Long-Term Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997, and expired on June 30, 2007, and the Amended and Restated Long-Term Incentive Plan, as amended, that was approved by shareholders on May 17, 2010, and expires on April 24, 2016.

Total compensation expense recognized as a component of selling, general and administrative on the consolidated statements of operations for share-based compensation arrangements was $4,423, $2,661 and $1,252 for the years ended December 31, 2011, 2010 and 2009, respectively. Of these amounts, $375 and $184 for the years ended December 31, 2011 and 2010, respectively, were related to the Long-Term Cash Incentive Plan "Phantom Shares" discussed in Note 8. There was no share-based compensation expense capitalized as inventory in 2011, 2010 or 2009.

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. See Note 9 for fair value disclosures of the Company's financial instruments.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

Net Income (Loss) Per Share

Basic net income (loss) per share was computed by dividing net income (loss) by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. For all periods in which the Company recognized a net loss, the Company has not recognized the effect from dilutive securities as no anti-dilution is permitted. Actual weighted-average Common Shares outstanding used in calculating basic and diluted net income (loss) per share were as follows:

Years ended December 31	2011	2010	2009
Basic weighted-average shares outstanding	**24,180,671**	23,945,754	23,625,923
Effect of dilutive shares	**464,258**	386,847	—
Diluted weighted-average shares outstanding	**24,644,929**	24,332,601	23,625,923

Options not included in the computation of diluted net income (loss) per share to purchase 50,000, 106,750 and 169,750 Common Shares at an average price of $15.73, $12.96 and $9.57 per share were outstanding at December 31, 2011, 2010 and 2009, respectively. These outstanding options were not included in the computation of diluted net income (loss) per share because their respective exercise prices were greater than the average closing market price of Company Common Shares.

There were 419,100, 445,950 and 395,925 performance-based restricted Common Shares outstanding at December 31, 2011, 2010 and 2009, respectively. These shares were not included in the computation of diluted net income (loss) per share because not all vesting conditions were achieved as of December 31, 2011, 2010 and 2009. These shares may or may not become dilutive based on the Company's ability to meet or exceed future performance targets.

Comprehensive Income (Loss)

Other comprehensive income (loss) includes foreign currency translation adjustments, pension liability adjustments, unrealized gains and losses on available-for-sale marketable securities and the effective portion of gains and losses on certain hedging activities.

The components of accumulated other comprehensive income (loss), as reported on the consolidated statements of other comprehensive income (loss) and shareholders' equity, net of tax, were as follows:

	Currency translation adjustments	Pension liability adjustments	Unrealized gain (loss) on marketable securities	Unrealized gain (loss) on derivatives	Accumulated other comprehensive income (loss)
Balance, January 1, 2009	$ 6	$(1,959)	$(30)	$(5,014)	$ (6,997)
Current year change	6,066	(3,130)	6	6,724	9,666
Balance, December 31, 2009	6,072	(5,089)	(24)	1,710	2,669
Current year change	(1,994)	5,089	8	(1,710)	1,393
Balance, December 31, 2010	4,078	—	(16)	—	4,062
Current year change	**(5,971)**	—	**16**	**(7,722)**	**(13,677)**
Balance, December 31, 2011	**$(1,893)**	**$ —**	**$ —**	**$(7,722)**	**$ (9,615)**

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before tax amount	Provision	After-tax amount
2009			
Foreign currency translation adjustments	$ 6,066	$ —	$ 6,066
Pension liability adjustments	(3,130)	—	(3,130)
Unrealized gain on marketable securities	9	(3)	6
Unrealized gain on derivatives	6,724	—	6,724
Current year change	$ 9,669	$ (3)	$ 9,666
2010			
Foreign currency translation adjustments	$ (1,994)	$ —	$ (1,994)
Pension liability adjustments	5,089	—	5,089
Unrealized gain on marketable securities	12	(4)	8
Unrealized loss on derivatives	(1,710)	—	(1,710)
Current year change	$ 1,397	$ (4)	$ 1,393
2011			
Foreign currency translation adjustments	**$ (5,971)**	**$ —**	**$ (5,971)**
Unrealized gain on marketable securities	**24**	**(8)**	**16**
Unrealized loss on derivatives	**(7,722)**	**—**	**(7,722)**
Current year change	**$(13,669)**	**(8)**	**$(13,677)**

As of December 31, 2009, the Company recorded a valuation allowance of $1,675, which fully offset the deferred tax asset related to the pension liability adjustments. There was no valuation recorded as of December 31, 2010 as a result of reversing the deferred tax asset in conjunction with placing Stoneridge Pollak Limited ("SPL") into administration as described in Note 13.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method, which approximates the effective interest method. The 2.5% discount to the initial purchasers of the Company's senior secured notes is being accreted using the effective interest rate of 10.0% over the life of the senior secured notes. Deferred finance cost amortization and debt discount accretion for the years ended December 31, 2011, 2010 and 2009 was $875, $914 and $989, respectively, and is included as a component of interest expense, net on the consolidated statements of operations. As of December 31, 2011 and 2010, deferred financing costs, net were $1,914 and $1,723, respectively and were included on the consolidated balance sheets as a component of investments and other long-term assets, net.

Recently Issued Accounting Standards Not Yet Adopted at December 31, 2011

In May 2011, the FASB issued changes to fair value measurement. This change clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareholder's equity. The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early

2. Summary of Significant Accounting Policies – (continued)

application is prohibited. This requires changes in presentation only and we do not expect it will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued changes to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share. These changes become effective for the Company on January 1, 2012. Management is currently evaluating these changes to determine which option will be chosen for the presentation of comprehensive income. Other than the change in presentation, management has determined these changes will not have an impact on the consolidated financial statements.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes become effective for the Company for any goodwill impairment test performed on January 1, 2012 or later, although early adoption is permitted. Management performs a review of the Company's goodwill in the fourth quarter of each calendar year. We do not expect that adoption of these provisions will have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued updated guidance to provide enhanced disclosures such that users of the financial statements will be able to better evaluate the effect or potential effect of netting arrangements on the statement of financial position. The guidance requires improved information about financial instruments and derivative instruments that are either offset according to specific guidance or subject to an enforceable master netting agreement or similar arrangement. The disclosures will provide both net and gross information for these assets and liabilities. Although we do not currently elect to offset assets and liabilities within the scope of the guidance, expanded disclosures will be required starting for the quarter ended March 31, 2013, along with retrospective presentation of prior periods.

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2011 presentation in the consolidated financial statements.

(In thousands, except share and per share data, unless otherwise indicated)

3. Investments

In June 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued Accounting Standards Update No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which provides amendments to Accounting Standards Codification Topic No. 810, *Consolidation* ("ASC Topic 810") to reflect the revised guidance. Among other things, the new guidance requires a qualitative rather than a quantitative assessment to determine the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In addition, the amended guidance requires an ongoing reconsideration of the primary beneficiary. The provisions of this new guidance were effective as of January 1, 2010, and the adoption did not have an impact on the Company's financial statements. The Company analyzed its joint ventures in accordance with ASC Topic 810 to determine whether they are VIE's and, if so, whether the Company is the primary beneficiary. The Minda Stoneridge Instruments Ltd. ("Minda") joint venture at December 31, 2011 was determined under the provisions of ASC Topic 810 to be an unconsolidated joint venture and was accounted for under the equity method of accounting. PST was an unconsolidated joint venture at December 31, 2010.

PST Eletrônica Ltda.

The Company has a 74% interest in PST, a Brazilian electronic system provider focused on security, convenience and infotainment devices and services primarily for the South American vehicle and motorcycle industry. Prior to the acquisition of the additional interest on December 31, 2011, see Note 2, PST was an unconsolidated joint venture accounted for under the equity method of accounting. As of December 31, 2011, PST is a consolidated subsidiary of the Company. As of December 31, 2010, the Company's investment in PST was $41,178 and was recorded as a component of investments and other long-term assets, net on the consolidated balance sheet.

Condensed financial information for PST is as follows:

As of December 31,	2010
Cash and cash equivalents	$ 4,083
Accounts receivable, net	26,557
Inventories, net	46,576
Property, plant and equipment, net	30,963
Other assets	10,437
Total assets	$118,616
Current liabilities	$ 45,166
Long-term liabilities	13,962
Equity of:	
Stoneridge	29,744
Others	29,744
Total liabilities and equity	$118,616

(In thousands, except share and per share data, unless otherwise indicated)

3. Investments – (continued)

The difference between the Company's carrying amount of its investment in PST and the Company's underlying equity in the net assets of PST is primarily due to a net goodwill balance of $11,296 at December 31, 2010.

Years ended December 31	2011	2010	2009
Net sales	**$234,160**	$182,946	$140,690
Cost of goods sold	**$132,489**	$ 93,683	$ 69,291
Total pre-tax income	**$ 20,995**	$ 23,503	$ 15,623
The Company's share of pre-tax income	**$ 10,498**	$ 11,752	$ 7,812

Equity in earnings of PST included in the consolidated statements of operations was $8,805, $9,490 and $7,385 for the years ended December 31, 2011, 2010 and 2009, respectively. During 2011, 2010 and 2009, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $0, $5,457 and $7,301 in 2011, 2010 and 2009, respectively, which decreased the Company's investment in PST.

Minda Stoneridge Instruments Ltd.

The Company has a 49% interest in Minda, a company based in India that manufactures electronics, instrumentation equipment and sensors for the motorcycle and commercial vehicle market. The investment is accounted for under the equity method of accounting. The Company's investment in Minda, recorded as a component of investments and other long-term assets, net on the consolidated balance sheets, was $6,391 and $6,287 as of December 31, 2011 and 2010, respectively. Equity in earnings of Minda included in the consolidated statements of operations was $1,229, $856 and $390, for the years ended December 31, 2011, 2010 and 2009, respectively.

4. Debt

Senior Secured Notes

On October 4, 2010, the Company issued $175,000 of senior secured notes which are included as a component of long-term debt on the consolidated balance sheets. These senior secured notes bear interest at an annual rate of 9.5% and mature on October 15, 2017. The senior secured notes were issued at a 2.5% discount to the initial purchasers. The debt discount at December 31, 2011 and 2010 was $3,807 and $4,375, respectively. The senior secured notes are redeemable, at the Company's option, beginning October 15, 2014 at 104.75%. Interest payments commenced on April 15, 2011, and are payable on April 15 and October 15 of each year, thereafter. The senior secured notes indenture limits the amount of the Company and its restricted subsidiaries' indebtedness, restricts certain payments and includes various other non-financial restrictive covenants. The senior secured notes are guaranteed by all of the Company's existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any indebtedness of the Company or the guarantors will also guarantee the senior secured notes. The proceeds from the senior secured notes issuance were used to extinguish the Company's previously existing senior notes.

On September 20, 2010, the Company commenced a tender offer to purchase for cash any and all of its senior notes. The consent payment deadline was October 1, 2010, and the tender offer expired on October 18, 2010. For senior notes tendered before the consent payment deadline, the note holders received $1,002.50 for each $1,000.00 of principal amount of notes tendered. There was $109,733 of senior notes tendered prior to the consent payment deadline and an additional $154 tendered after the consent payment deadline but before the tender offer deadline. Holders tendering senior notes after the consent payment deadline were eligible to receive only the tender offer consideration of $1,000.00 per

(In thousands, except share and per share data, unless otherwise indicated)

4. Debt – (continued)

$1,000.00 principal amount of senior notes. On November 4, 2010, all senior notes which were not tendered were redeemed by the Company at par. In conjunction with the 2010 extinguishment, the Company recognized a loss of $1,346 for the year ended December 31, 2010. The 2010 loss was comprised of a non-cash charge of $1,022 related to the write-off of deferred finance costs and a cash charge of $324 which represents premiums that were paid to extinguish the senior notes and professional fees that were paid related to the tender offer.

Credit Facilities

On November 2, 2007, the Company entered into an asset-based credit facility (the "credit facility"), which permits borrowing up to a maximum level of $100,000. In connection with the senior secured notes issuance, the Company entered into an Amended and Restated Credit and Security Agreement (the "Amended and Restated Agreement") relating to the credit facility on September 20, 2010 which became effective on October 4, 2010. In addition, on December 1, 2011, the Company entered into a Second Amended and Restated Credit and Security Agreement (the "Second Amended and Restated Agreement"). The Amended and Restated Agreement (i) provided certain consents necessary for the issuance of the senior secured notes, (ii) extended the expiration date of the credit facility to November 1, 2012 and (iii) granted the facility agent, for the benefit of the lenders, second priority liens and security interests in the collateral subject to first priority liens and security interests in favor of the collateral agent for the holders of the senior secured notes. The Second Amended and Restated Agreement extended the termination date of the credit facility to December 1, 2016 (approximately a four-year extension), increased the borrowing base by increasing the sublimit on eligible inventory located at Mexican facilities and made changes to certain covenants relating to, among other things, guarantees, investments, capital expenditures and permitted indebtedness. At December 31, 2011 and 2010, there were $38,000 and $0 in borrowings outstanding on this credit facility, respectively. The weighted average interest rate on the borrowings outstanding was 1.7% at December 31, 2011. The borrowings are included as a component of short-term debt on the consolidated balance sheets and are expected to be repaid over the next twelve months. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2011 and 2010, the Company had undrawn borrowing capacity of $29,540 and $61,251, respectively, based on eligible current assets. The credit facility does not contain financial performance covenants which would constrain the Company's borrowing capacity. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15,000 minus certain guarantees and obligations. The credit facility expires on December 1, 2016 and requires a commitment fee of 0.375% on the unused balance. Interest is payable quarterly at either (i) the higher of the prime rate or the Federal Funds rate plus 0.50%, plus a margin of 0.00% to 0.25% or (ii) LIBOR plus a margin of 1.00% to 1.75%, depending upon the Company's undrawn availability, as defined. The Company received a waiver and amendment to extend the delivery of certain documents required for the Company's acquisition of an additional interest in PST. Other than this waiver, the Company was in compliance with all covenants at December 31, 2011 and December 31, 2010.

On October 13, 2009, the Company's majority owned consolidated subsidiary, BCS, entered into a master revolving note (the "Revolver"), which permits borrowing up to a maximum level of $3,000. On September 30, 2011, BCS amended the Revolver to extend the maturity date to September 28, 2012 and maintained the interest rate margin at 2.0%. The available borrowing capacity on the Revolver is based on an advance formula, as defined. At December 31, 2011 and 2010, BCS had additional borrowing capacity of $0 and $1,089 based on the advance formula. At December 31, 2011 and 2010, BCS had $1,181 and $742 in borrowings outstanding on the Revolver, respectively, which are included on the consolidated balance sheets as a component of short-term debt. Interest is payable monthly at the prime referenced

(In thousands, except share and per share data, unless otherwise indicated)

4. Debt – (continued)

rate plus a 2.0% margin. At December 31, 2011 and 2010, the interest rate on the Revolver was 5.25%. The Company is a guarantor of BCS as it relates to the Revolver. The Revolver contains certain financial restrictive covenants. BCS violated the fixed charge and tangible net worth covenants related to the Revolver during the first quarter of 2011 and during the fourth quarter of 2010. BCS received waivers for those covenant violations. Subsequent to these violations, the fixed charge and tangible net worth covenants have been eliminated from the Revolver through its expiration.

The Company's consolidated subsidiary, PST, maintains several revolving credit facilities with Brazilian financial institutions, providing an aggregate borrowing capacity up to $20,509. The revolving credit facilities expire throughout 2012. At December 31, 2011, there were $0 borrowings outstanding on the revolving credit facilities.

Other Debt

BCS has an installment note. Interest on the installment note is the prime referenced rate plus a 2.25% margin. At December 31, 2011 and 2010, the interest rate on the installment note was 5.5%. The installment note calls for monthly installment payments of principal and interest and matures in 2012. At December 31, 2011 and 2010, the principal amount due on the installment note was $164 and $322, respectively.

On August 20, 2010, the Company's wholly-owned subsidiary located in Suzhou, China entered into a term loan of 4,690 Chinese yuan, which matured on August 5, 2011. This term loan was included as a component of current portion of long-term debt on the consolidated balance sheet at December 31, 2010. On September 2, 2011, the subsidiary entered into a new term loan for 9,000 Chinese yuan which was approximately $1,430 at December 31, 2011, and is included on the consolidated balance sheet as a component of current portion of long-term debt. The term loan matures on September 1, 2012. Interest is payable quarterly at the one-year lending rate published by The People's Bank of China multiplied by 127.0%. At December 31, 2011, the interest rate on the term loan was 8.33%.

The Company's consolidated subsidiary, PST, maintains several term loans used for working capital purposes. At December 31, 2011, there was $54,068 in borrowings outstanding on the loans. Of the outstanding borrowings, $42,652 is to be paid in 2012 and is included on the December 31, 2011 consolidated balance sheet as a component of current portion of long-term debt. The balance of $11,416 is included on the December 31, 2011 consolidated balance sheet as a component of long-term debt. The $11,416 is comprised of $2,479 that matures in 2013, with the balance maturing in 2019. Depending on the specific loan, interest is payable either monthly or annually based on rates ranging from 1.15% to 13.22%. At December 31, 2011, all covenants of the loan agreements were being met.

At December 31, 2011, the future maturities of long-term debt are as follows:

Years ended December 31,	
2012	$ 44,246
2013	3,496
2014	1,320
2015	1,320
2016	1,320
Thereafter	176,255
Total long-term debt	$227,957

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes

The provision (benefit) for income taxes included in the accompanying consolidated financial statements represents federal, state and foreign income taxes. The components of income (loss) before income taxes and the provision (benefit) for income taxes consist of the following:

Years ended December 31	2011	2010 As adjusted	2009 As adjusted
Income (loss) before income taxes:			
Domestic	**$62,510**	$ (4,405)	$(21,535)
Foreign	**9,132**	16,429	(12,044)
Total income (loss) before income taxes	**$71,642**	$12,024	$(33,579)
Provision (benefit) for income taxes:			
Current:			
Federal	**$ —**	$ —	$ 9
State and foreign	**2,167**	1,147	2,188
Total current provision	**2,167**	1,147	2,197
Deferred:			
Federal	**23,443**	1,188	(1,242)
State and foreign	**495**	(1,657)	(1,958)
Total deferred provision (benefit)	**23,938**	(469)	(3,200)
Total provision (benefit) for income taxes	**$26,105**	$ 678	$ (1,003)

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

Years ended December 31	2011	2010	2009
Statutory U.S. federal income tax rate	**35.0%**	35.0%	(35.0)%
State income taxes, net of federal tax benefit	**0.2**	1.3	1.2
Tax credits	**(1.4)**	(7.5)	(2.8)
Foreign rate differential	**(1.4)**	(51.4)	0.7
Change in income tax accruals	**0.1**	(0.1)	(0.1)
Tax on foreign dividends, net of foreign tax credits	**1.1**	39.0	24.2
Reduction of deferred taxes	**0.3**	7.4	2.3
Valuation allowances	**0.5**	(9.2)	7.3
Non-deductible compensation	**0.3**	4.9	—
Other comprehensive income	**—**	(9.6)	—
Other	**1.7**	(4.2)	(0.8)
Effective income tax rate	**36.4%**	5.6%	(3.0)%

The Company recognized expense (benefit) for income taxes of $26,105, or 36.4% and $678, or 5.6% of pre-tax income and ($1,003), or (3.0%) of pre-tax loss, for federal, state and foreign income taxes for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in tax expense for the year ended December 31, 2011 compared to the same period for 2010 was primarily attributable to the gain recognized on the remeasurement to fair market value of the previously held equity interest in PST. Excluding the tax on the PST gain, 2011 tax expense increased compared to 2010 due to improved performance of our European operations. In addition, 2010 tax expense included a tax benefit for the reversal of a deferred tax liability related to our UK operations that was previously included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes – (continued)

Unremitted earnings of foreign subsidiaries were $16,347, $11,111 and $2,590 as of December 31, 2011, 2010 and 2009, respectively. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31	2011	2010
		As adjusted
Deferred tax assets:		
Inventories	**$ 3,338**	$ 1,670
Employee benefits	**3,542**	1,660
Insurance	**759**	1,095
Depreciation and amortization	**14,448**	21,057
Net operating loss carryforwards	**44,094**	40,714
General business credit carryforwards	**10,987**	9,545
Reserves not currently deductible	**6,315**	3,136
Gross deferred tax assets	**83,483**	78,877
Less: Valuation allowance	**(78,211)**	(74,940)
Deferred tax assets less valuation allowance	**5,272**	3,937
Deferred tax liabilities:		
Depreciation and amortization	**(37,234)**	(1,294)
Basis difference – PST	**(31,016)**	(9,463)
Other	**(1,600)**	(509)
Gross deferred tax liabilities	**(69,850)**	(11,266)
Net deferred tax liability	**$(64,578)**	$ (7,329)

The valuation allowance represents the amount of tax benefit related to U.S., state and foreign net operating losses, credits and other deferred tax assets that will more likely than not be unrealized. This valuation allowance has no impact on the Company's ability to utilize the U.S. net operating losses and credits to offset future U.S. taxable income. The Company believes that it should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire.

The Company has deferred tax assets for net operating loss carry forwards of $418, net of a valuation allowance of $43,676. The net operating losses relate to U.S. federal, state and foreign tax jurisdictions. The U.S. federal net operating losses begin to expire if unused by December 31, 2025, the state net operating losses expire at various times and the foreign net operating losses have indefinite expiration dates. The Company has a deferred tax asset for general business credit carry forwards of $582 net of a valuation allowance of $10,405. The carry forward for U.S. federal general business credits begins to expire if unused by December 31, 2021 and the state tax credits expire at various times. The Company is required to provide a deferred tax liability corresponding to the difference between the financial reporting basis (which was remeasured to fair value upon the acquisition of an additional 24% of PST) and the tax basis in the previously held 50% ownership interest in PST (the "outside" basis difference). This outside basis difference will generally remain fixed until (1) dividends from the subsidiary exceed the parent's share of earnings subsequent to the date it became a subsidiary or (2) there is a transaction that affects the Company's ownership of PST.

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes – (continued)

During the fourth quarter of 2010, the Company undertook a secondary offering. As a result of the secondary offering, a substantial change in the Company's ownership occurred and the Company experienced an ownership change pursuant to Section 382 of the Internal Revenue Code of 1986, as revised. Due to the Company being in a full valuation allowance position with respect to our federal deferred tax assets, there was no impact to the balance sheet and income statement during 2011 or 2010.

The following is a reconciliation of the Company's total gross unrecognized tax benefits:

	2011	2010	2009
Balance as of January 1	**$3,101**	$2,838	$2,599
Tax positions related to the current year:			
Additions	**381**	387	369
Tax positions related to prior years:			
Additions	**28**		
Reductions	**—**	(11)	(26)
Acquisition balance	**268**		
Settlements	**—**	—	(104)
Expiration of statutes of limitation	**(58)**	(113)	—
Balance as of December 31	**$3,720**	$3,101	$2,838

The liability for uncertain tax benefits is classified as a non-current liability unless it is expected to be paid within one year. At December 31, 2011 the Company has classified $268 as a current liability and $2,701 as a reduction to non-current deferred income tax assets. Through a combination of anticipated state audit settlements and the expiration of certain statutes of limitation, the amount of unrecognized tax benefits could decrease by approximately $71 within the next 12 months. Management is currently unaware of issues under review that could result in a significant change or a material deviation in this estimate.

If the Company's tax positions are sustained by the taxing authorities in favor of the Company, approximately $3,584 would affect the Company's effective tax rate.

Consistent with historical financial reporting, the Company has elected to classify interest expense and, if applicable, penalties which could be assessed related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately $67, $45 and $104 of gross interest and penalties, respectively. The Company has accrued approximately $740 and $575 for the payment of interest and penalties at December 31, 2011 and 2010, respectively.

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes – (continued)

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world. The following table summarizes the open tax years for each important jurisdiction:

Jurisdiction	Open Tax Years
U.S. Federal	2008 – 2011
Brazil	2006 – 2011
France	2007 – 2011
Mexico	2006 – 2011
Spain	2007 – 2011
Sweden	2006 – 2011
United Kingdom	2007 – 2011

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements. For the years ended December 31, 2011, 2010 and 2009, lease expense totaled $7,403, $6,666 and $6,461, respectively.

Future minimum operating lease commitments as of December 31, 2011 are as follows:

2012	$ 5,934
2013	5,205
2014	4,016
2015	2,611
2016	1,525
Thereafter	1,511
Total	$20,802

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2011, the Company granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,553,125 restricted Common Shares under the Incentive Plan, of which 814,250 were time-based with either graded or cliff vesting using the straight-line method while the remaining 738,875 restricted Common Shares were performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the vesting period. The Incentive Plan expired on June 30, 2007.

In May 2002, the Company adopted the Director Share Option Plan ("Director Option Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Option Plan. Under the Director Option Plan, the Company granted cumulative options to purchase 86,000 Common Shares to

(In thousands, except share and per share data, unless otherwise indicated)

7. Share-Based Compensation Plans – (continued)

directors of the Company with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options granted cliff-vested one year after the date of grant and have a contractual life of 10 years.

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). There are 3,000,000 Common Shares reserved for awards under the 2006 Plan, of which the maximum number of Common Shares which may be issued subject to incentive stock options is 500,000. Under the 2006 Plan, as of December 31, 2011, the Company has issued 1,903,750 restricted Common Shares, of which 1,255,900 are time-based with cliff vesting using the straight-line method and 647,850 are performance-based.

In 2008, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the grant date. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In 2009, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share awards. These restricted Common Share awards cliff vest three years after the grant date.

In 2010, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the date of grant. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from the date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders.

In 2011, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the date of grant. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from the date of grant and, for one half of the awards, upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total shareholder return and, for the remaining half of the awards, upon achieving certain annual net income per share targets established by the Company during the term of the award.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 315,484 restricted Common Shares. Certain shares issued under the Director Share Plan during 2009 cliff vest one year after the grant date; other shares issued during 2009 cliff vest six months after the date of grant. Shares issued under the Director Share Plan during 2010 and 2011 cliff vest one year after the date of grant.

(In thousands, except share and per share data, unless otherwise indicated)

7. Share-Based Compensation Plans – (continued)

Options

Asummary of option activity under the plans noted above as of December 31, 2011, and changes during the year ended are presented below:

	Share options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding as of December 31, 2010	131,750	$11.98	
Expired	**(8,150)**	**$ 7.91**	
Exercised	**(19,500)**	**$ 9.53**	
Outstanding and exercisable as of December 31, 2011	**104,100**	**$12.76**	**1.63**

There were no options granted during the years ended December 31, 2011, 2010 and 2009, and all outstanding options have vested.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $117, $145 and $9, respectively.

As of December 31, 2011 and 2010, the aggregate intrinsic value of both outstanding and exercisable options was $5 and $514, respectively.

Restricted Shares

The fair value of the non-vested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted Common Shares granted during the years ended December 31, 2011, 2010 and 2009 was $15.79, $6.92 and $1.84, respectively.

The fair value of the non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain certain net income per share targets, was estimated using the market value of the shares on the date of grant. The fair value of non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain a total shareholder return target relative to a group of peer companies, was estimated using a Monte Carlo simulation model.

(In thousands, except share and per share data, unless otherwise indicated)

7. Share-Based Compensation Plans – (continued)

A summary of the status of the Company's non-vested restricted Common Shares as of December 31, 2011 and the changes during the year then ended, are presented below:

	Time-based awards		Performance-based awards	
	Common shares	Weighted-average grant-date fair value	Common shares	Weighted-average grant-date fair value
Non-vested as of December 31, 2010	996,020	$ 5.41	445,950	$ 8.67
Granted	**260,700**	**$15.79**	**176,100**	**$15.79**
Vested	**(244,698)**	**$ 9.40**	**—**	**$ —**
Forfeited	**(20,362)**	**$ 7.84**	**(202,950)**	**$10.77**
Non-vested as of December 31, 2011	**991,660**	**$ 7.11**	**419,100**	**$10.65**

As of December 31, 2011, total unrecognized compensation cost related to non-vested time-based restricted Common Share awards granted was $3,130. That cost is expected to be recognized over a weighted-average period of 1.00 years. For the years ended December 31, 2011, 2010 and 2009, the total fair value of time-based restricted Common Share awards vested was $3,743, $1,823 and $1,595, respectively.

As of December 31, 2011, total unrecognized compensation cost related to non-vested performance-based restricted Common Share awards granted was $2,278. That cost is expected to be recognized over a weighted-average period of 1.55 years. As noted above, the Company has issued and outstanding performance-based restricted Common Share awards that use different performance targets. The awards that use net income per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2011, 2010 and 2009 was $168, $220 and $0, respectively. There was no actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements for the years ended December 31, 2011, 2010 and 2009.

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees in the United States and United Kingdom. Company contributions are generally discretionary. The Company's policy is to fund all benefit costs accrued. For the years ended December 31, 2011, 2010 and 2009, expenses related to these plans amounted to $1,801, $0 and $649, respectively.

Effective June 1, 2009 the Company discontinued matching contributions to the Company's 401(k) plan covering substantially all of its employees in the United States. Beginning January 1, 2011 the Company reinstituted a matching contribution to the 401(k) plan.

Long-Term Cash Incentive Plans

In March 2009, the Company adopted the Stoneridge, Inc. Long-Term Cash Incentive Plan ("LTCIP") and granted awards to certain officers and key employees. For 2009, the awards under the LTCIP provide recipients with the right to receive cash three years from the date of grant depending on the Company's actual earnings per share performance for a performance period comprised of 2009, 2010 and 2011 fiscal years. The Company will record an accrual for an award to be paid in the period earned based on anticipated achievement of the performance goal. If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited. In May 2009, the LTCIP was

(In thousands, except share and per share data, unless otherwise indicated)

8. Employee Benefit Plans – (continued)

approved by the Company's shareholders. As of December 31, 2011 and 2010, the Company has recorded an accrual of $2,173 and $0, respectively, which is included on the consolidated balance sheet as a component of accrued expenses and other current liabilities.

For 2010, the awards under the LTCIP provide recipients with the right to receive an amount of cash equal to the fair market value of a specified number of Common Shares, without par value, of the Company ("Phantom Shares") three years from the date of grant depending on the Company's actual earnings per share performance for each fiscal year of 2010, 2011 and 2012 within the performance period. The Company will record an accrual based on the fair market value of the Phantom Shares for an award to be paid in the period earned based on anticipated achievement of the performance goals. If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited. The Company has recorded an accrual of $559 and $184 for these awards granted under the LTCIP at December 31, 2011 and 2010, which is included on the consolidated balance sheet as a component of other long-term liabilities.

There were no awards granted under the LTCIP during the year ended December 31, 2011.

9. Financial Instruments and Fair Value Measurements

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior secured and senior notes (fixed rate debt) at December 31, 2011 and 2010, per quoted market sources, was $179,156 and $187,798, respectively. The face amount of these financial instruments at December 31, 2011 and 2010 was $175,000.

Derivative Instruments and Hedging Activities

On December 31, 2011, the Company had open foreign currency forward contracts, fixed price commodity contracts and an interest rate swap. These contracts are used solely for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest. The counterparties to these financial instruments are financial institutions with investment grade credit ratings.

The Company conducts business internationally and therefore is exposed to foreign currency exchange rate risk. The Company uses derivative financial instruments as cash flow and fair value hedges to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. The currencies currently hedged by the Company include the euro, Swedish krona and Mexican peso. In certain instances, the foreign currency forward contracts do not qualify for hedge accounting and are marked to market, with gains and losses recognized in the Company's consolidated statement of operations as a component of other expense (income), net. The Company's foreign currency forward contracts substantially offset gains and losses on the underlying foreign currency denominated transactions. As of December 31, 2011, the Company held foreign currency forward contracts to reduce the exposure related to the Company's euro-denominated and Swedish krona-denominated intercompany loans. These contracts expire on March 30, 2012. For the year ended December 31, 2011, the Company recognized a $225 gain related to the euro and Swedish krona contracts. The Company also holds

(In thousands, except share and per share data, unless otherwise indicated)

9. Financial Instruments and Fair Value Measurements – (continued)

contracts intended to reduce exposure to the Mexican peso. In August of 2011, the Company entered into three foreign currency forward contracts related to the Mexican peso. The first contract was for $28,223 of Mexican peso equivalents and expired monthly from August 2011 to December 2011. The second and third contracts are for $30,000 and $10,000, respectively, of Mexican peso equivalents and expire monthly from January 2012 to December 2012. Additionally, in December of 2011, the Company entered into a foreign currency forward contract for $15,000 of Mexican peso equivalents which expire monthly throughout 2012. These contracts were executed to hedge forecasted transactions and are accounted for as cash flow hedges. The effective portion of the unrealized gain or loss is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income (loss). The Company's expectation is that the cash flow hedges will be highly effective in the future. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis.

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, the Company entered into fixed price commodity contracts with a financial institution to fix the cost of a portion of the Company's copper purchases as copper is a significant raw material. In March 2011, the Company entered into fixed price commodity contracts for 1,200 pounds of copper covering the period from April 2011 to December 2012. In May 2011, the Company entered into two fixed price commodity contracts for copper. The first contract was for 933 pounds of copper which covered the period from June 2011 to December 2011. The other commodity contract was for 2,000 pounds of copper and covers the period from January 2012 to December 2012. In August of 2011, the Company entered into two additional commodity contracts for copper. The first contract was for 801 pounds of copper and covered the period from October 2011 to December 2011. The second contract was for 3,500 pounds of copper and covers the period from January 2012 through December of 2012. In September of 2011, the Company entered into an additional fixed price commodity contract for copper. This contract was for 1,000 pounds of copper and covers the period from January 2012 to December 2012. All of these contracts represent a portion of the Company's copper purchases. These contracts were executed to hedge a portion of forecasted transactions and the contracts are accounted for as cash flow hedges. The unrealized gain or loss for the effective portion of the hedges is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income (loss). Using regression analysis, the Company has concluded that these cash flow hedges are highly effective. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis.

On October 4, 2010, the Company entered into a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45,000 to hedge its exposure to fair value fluctuations on a portion of its senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under the Company's $175,000 9.5% senior secured notes due October 15, 2017. Under the Swap, the Company pays a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.19% and it receives a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15. The difference between amounts to be received and paid under the Swap is recognized as a component of interest expense, net on the consolidated statements of operations. The Swap reduced interest expense by $473 and $200 for the years ended December 31, 2011 and 2010, respectively. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. The unrealized gain or loss for the effective portion of the hedge is deferred and reported in the Company's consolidated balance sheets as an asset or liability as applicable, with the offset to the carrying value of the senior secured notes.

(In thousands, except share and per share data, unless otherwise indicated)

9. Financial Instruments and Fair Value Measurements – (continued)

The notional amounts and fair values of derivative instruments in the consolidated balance sheets are as follows:

	Notional amounts[(A)]		Prepaid expenses and other current assets/ other long-term assets		Accrued expenses and other current liabilities	
As of December 31	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Derivatives designated as hedging instruments:						
Cash Flow Hedge:						
Forward currency contracts	**$ 55,000**	$ —	**$ —**	$ —	**$4,158**	$ —
Fixed price commodity contracts	**6,500**	—	**—**	—	**3,564**	—
Fair Value Hedge:						
Interest rate swap contract	**45,000**	45,000	**1,078**	—	**—**	3,017
	106,500	45,000	**1,078**	—	**7,722**	3,017
Derivatives not designated as hedging instruments:						
Forward currency contracts	**25,894**	26,917	**2**	108	**—**	—
Total derivatives	**$132,394**	$71,917	**$1,080**	$108	**$7,722**	$3,017

(A) Notional amounts represent the gross contract / notional amount of the derivatives outstanding.

Amounts recorded for the cash flow hedges in other comprehensive income (loss) in shareholders' equity and in net income for the year ended December 31, 2011 are as follows:

	Amount of loss recorded in other comprehensive income (loss)	Amount of loss reclassified from other comprehensive income (loss) into net income	Location of loss reclassified from other comprehensive income (loss) into net income
Derivatives designated as cash flow hedges:			
Forward currency contracts	**$ 7,118**	**$2,960**	Cost of goods sold
Fixed price commodity contracts	**4,686**	**1,122**	Cost of goods sold
Total derivatives designated as cash flow hedges	**$11,804**	**$4,082**	

These derivatives will be reclassified from other comprehensive (loss) income to the consolidated statement of operations through December 2012. The Company has measured the ineffectiveness of the forward currency and commodity contracts and any amounts recognized in the consolidated financial statements were immaterial for the year ended December 31, 2011.

(In thousands, except share and per share data, unless otherwise indicated)

9. Financial Instruments and Fair Value Measurements – (continued)

Fair Value Measurements

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

As of December 31				2011	2010
		Fair value estimated using			
	Fair value	Level 1 inputs(A)	Level 2 inputs(B)	Level 3 inputs(C)	Fair value
Financial assets carried at fair value:					
Available for sale security	$ —	$—	$ —	$—	$ 274
Interest rate swap contract	1,078	—	1,078	—	—
Forward currency contracts	2	—	2	—	108
Total financial assets carried at fair value	$1,080	$—	$1,080	$—	$ 382
Financial liabilities carried at fair value:					
Interest rate swap contract	$ —	$—	$ —	$—	$3,017
Forward currency contracts	4,158	—	4,158	—	—
Fixed price commodity contracts	3,564	—	3,564	—	—
Total financial liabilities carried at fair value	$7,722	$—	$7,722	$—	$3,017

(A) Fair values estimated using Level 1 inputs, which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The available for sale security, which was disposed of in 2011, was an equity security that was publically traded.

(B) Fair values estimated using Level 2 inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward currency, commodity hedge and interest rate swap contracts, inputs include foreign currency exchange rates, commodity indexes and the six-month forward LIBOR.

(C) Fair values estimated using Level 3 inputs consist of significant unobservable inputs. The Company did not have any fair value estimates using Level 3 inputs at December 31, 2011 and 2010.

For the year ended December 31, 2011, the Company recorded a fair value adjustment for nonfinancial assets of $4,945 related to the BCS goodwill. The Company utilized Level 3 inputs to estimate the fair value adjustment. For additional information, see the discussion of Goodwill and Other Intangible Assets in Note 2. No adjustments to fair value were required for nonfinancial assets for the year ended December 31, 2010.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse affect on the results of operations, cash flows or the financial position of the Company.

As a result of an environmental phase one study performed at the Company's former facility located in Sarasota, Florida, the Company became aware of soil and groundwater contamination at the site. The Company engaged an environmental engineering consultant to assess the level of contamination and to develop a remediation and monitoring plan for the site. Soil remediation at the site was completed during the year ended December 31, 2010. Ground water remediation at the site is expected to begin during the second quarter of 2013, upon approval of a remedial action plan. During the years ended December 31, 2011, 2010 and 2009, the Company recorded environmental remediation expense of $631, $967 and $537, respectively, as a component of selling, general and administrative on the consolidated statements of

(In thousands, except share and per share data, unless otherwise indicated)

10. Commitments and Contingencies – (continued)

operations. At December 31, 2011 and 2010, the Company had accrued an undiscounted liability of $1,921 and $1,305, respectively, related to future remediation. The liability is recorded as a component of other long-term liabilities on the consolidated balance sheets. A majority of the costs associated with the recorded liability will be incurred at the start of the groundwater remediation, with the balance relating to monitoring costs to be incurred over a time horizon of multiple years. The recorded liability is based on assumptions of the current site assessment report. In December 2011, the Company sold the Sarasota facility and related property. However, the liability to remediate the site contamination remains the responsibility of the Company. Due to the ongoing site remediation, the closing terms of the sale agreement included a requirement for the Company to maintain a $2,000 letter of credit for the benefit of the buyer.

In addition, the Company's subsidiary, PST, has civil, labor and tributary contingencies for which the outcome is deemed to be of a possible loss by its legal advisors, and, therefore, were not recorded. Such contingencies amount to $13,349 at December 31, 2011.

11. Restructuring

On October 29, 2007, the Company announced restructuring initiatives to improve manufacturing efficiency and cost position by ceasing manufacturing operations at its Sarasota, Florida (Control Devices reportable segment), and Mitcheldean, United Kingdom (Electronics reportable segment), locations. During 2008 and 2009, in response to the depressed conditions in the North American and European commercial and automotive vehicle markets, the Company continued and expanded the restructuring initiatives in the Control Devices and Electronics reportable segments. While the initiatives were completed in 2009 in regards to the Control Devices reportable segment, in 2010 the Company continued restructuring initiatives within the Electronics reportable segment and recorded amounts related to its cancelled lease in Mitcheldean, United Kingdom. During 2011, the Company continued negotiations in regards to this lease and recorded additional amounts to reflect the expected costs to be paid under the currently proposed settlement agreement. In connection with the restructuring initiatives, the Company recorded a restructuring charge of $951, $304 and $3,668 in the Company's consolidated statements of operations as part of selling, general and administrative for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011 and 2010, the only remaining restructuring liability relates to the cancelled lease in Mitcheldean, United Kingdom, for which the Company has accrued $1,920 and $1,117, respectively, on the consolidated balance sheets as a component of other long-term liabilities.

(In thousands, except share and per share data, unless otherwise indicated)

11. Restructuring – (continued)

The expenses related to the restructuring activities that belong to the Electronics reportable segment include the following:

	Severance costs	Contract termination costs	Other exit costs	Total
Total expected restructuring charges	$ 5,250	$2,264	$2,401	$ 9,915
Accrued balance at January 1, 2009	$ 531	$1,305	$ 180	$ 2,016
2009 charge to expense	2,237	374	—	2,611
Foreign currency translation effect	—	400	—	400
Cash payments	(2,641)	(656)	(180)	(3,477)
Accrued balance at December 31, 2009	127	1,423	—	1,550
2010 charge to expense	183	121	—	304
Foreign currency translation effect	—	64	—	64
Cash payments	(310)	(491)	—	(801)
Accrued balance at December 31, 2010	—	1,117	—	1,117
2011 charge to expense	—	**951**	—	**951**
Foreign currency translation effect	—	**(148)**	—	**(148)**
Cash payments	—	—	—	—
Accrued balance at December 31, 2011	$ —	**$1,920**	—	**$ 1,920**

The expenses related to restructuring charges that belong to the Control Devices reportable segment include the following:

	Severance costs	Other exit costs	Total
Total expected restructuring charges	$ 3,555	$6,348	$ 9,903
Accrued balance at January 1, 2009	$ 1,468	$ 400	$ 1,868
2009 charge to expense	1,034	23	1,057
Cash payments	(2,463)	(164)	(2,627)
Accrued balance at December 31, 2009	39	259	298
Cash payments	(39)	(259)	(298)
Accrued balance at December 31, 2010	$ —	$ —	$ —

All restructuring charges, except for asset-related charges, result in cash outflows. Severance costs relate to a reduction in workforce. Contract termination costs represent costs associated with long-term lease obligations that were cancelled as part of the restructuring initiatives. Other exit costs include premium direct labor, inventory and equipment move costs, relocation expense, increased inventory carrying cost and miscellaneous expenditures associated with exiting business activities. No fixed-asset impairment charges were incurred because assets were transferred to other locations for continued production.

12. Segment Reporting

Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

On December 31, 2011, the Company acquired a controlling interest in PST, see Note 2. Due to the acquisition, PST is now a separate reportable segment. PST results of operations are included in the Company's statement of operations as equity earnings of investees for the year ended December 31, 2011. See Note 3 for summarized operating information of PST.

The Company has three reportable segments: Electronics, Control Devices and PST. The Company's operating segments in the Electronics and Control Devices segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The Electronics reportable segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment produces electronic and electromechanical switches and control actuation devices and sensors. The PST reportable segment, which is also an operating segment, specializes in the design, manufacture and sale of electronic vehicle alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices.

The accounting policies of the Company's reportable segments are the same as those described in Note 2. The Company's management evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income (loss) before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

(In thousands, except share and per share data, unless otherwise indicated)

12. Segment Reporting – (continued)

A summary of financial information by reportable segment is as follows:

Years ended December 31	2011[(A)]	2010	2009
		As adjusted	As adjusted
Net Sales:			
Electronics	**$506,057**	$397,630	$301,424
Inter-segment sales	**24,249**	16,707	9,845
Electronics net sales	**530,306**	414,337	311,269
Control Devices	**259,316**	237,596	173,728
Inter-segment sales	**3,619**	3,298	3,087
Control Devices net sales	**262,935**	240,894	176,815
Eliminations	**(27,868)**	(20,005)	(12,932)
Total net sales	**$765,373**	$635,226	$475,152
Income (Loss) Before Income Taxes:			
Electronics[(B)]	**$ (2,376)**	$ 41,984	$ (13,911)
Control Devices[(B)]	**17,145**	15,877	(6,463)
Other corporate activities[(B)]	**72,266**	(25,674)	8,577
Corporate interest expense	**(15,393)**	(20,163)	(21,782)
Total income (loss) before income taxes	**$ 71,642**	$ 12,024	$ (33,579)
Depreciation and Amortization:			
Electronics	**$ 9,616**	$ 9,044	$ 9,061
Control Devices	**9,270**	9,958	10,591
Other corporate activities[(C)]	**199**	283	287
Total depreciation and amortization	**$ 19,085**	$ 19,285	$ 19,939
Interest Expense (Income), net:			
Electronics	**$ 1,697**	$ 1,584	$ 187
Control Devices	**144**	33	(3)
Corporate activities	**15,393**	20,163	21,781
Total interest expense, net	**$ 17,234**	$ 21,780	$ 21,965
Capital Expenditures:			
Electronics	**$ 15,888**	$ 11,351	$ 5,139
Control Devices	**10,368**	7,267	5,975
Corporate activities	**34**	(44)	884
Total capital expenditures	**$ 26,290**	$ 18,574	$ 11,998

As of December 31	2011	2010	2009
		As adjusted	As adjusted
Total Assets:			
Electronics	**$ 211,790**	$ 191,698	$ 163,414
Control Devices	**98,636**	96,977	94,049
PST	**326,910**	—	—
Corporate[(D)]	**341,602**	217,414	236,102
Eliminations	**(281,281)**	(119,353)	(126,557)
Total assets	**$ 697,657**	$ 386,736	$ 367,008

(A) The acquisition of a controlling interest in PST occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report. PST's balance sheet is reflected in the consolidated balance sheet as of December 31, 2011. The Company recognized a one-time non-cash pre-tax gain of $65,372 related to the acquistion.

(In thousands, except share and per share data, unless otherwise indicated)

12. Segment Reporting – (continued)

(B) During year ended December 31, 2010, the Company placed its SPL subsidiary into administration. As a result of placing SPL into administration the Company recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively. These results were primarily due to eliminating SPL's intercompany debt and equity structure.

(C) These amounts represent depreciation and amortization on fixed and certain intangible assets.

(D) Assets located at Corporate consist primarily of cash, equity investments and intercompany loan receivables.

The following table presents net sales, net assets and non-current assets for the geographic areas in which the Company operates:

Years ended December 31	2011	2010	2009
Net Sales:			
North America	**$601,490**	$513,455	$384,467
Europe and Other	**163,883**	121,771	90,685
Total net sales	**$765,373**	$635,226	$475,152

As of December 31	2011	2010	2009
Non-Current Assets:			
North America	**$ 83,460**	$124,851	$121,149
South America	**210,028**	—	—
Europe and Other	**14,046**	11,909	10,706
Total non-current assets	**$307,534**	$136,760	$131,855

13. SPL Administration

On February 23, 2010, the Company placed its wholly owned subsidiary, SPL into administration (a structured bankruptcy) in the United Kingdom. The Company had previously ceased operations at the facility as of December 2008 as part of the restructuring initiatives announced on October 29, 2007, as described in Note 11. The remaining assets and customer contracts of SPL were transferred to other subsidiaries of the Company subsequent to SPL filing for administration. As a result of placing SPL into administration, the Company recognized a net gain of approximately $3,423 during the year ended December 31, 2010. This gain was primarily related to the reversal of the cumulative translation adjustment account ("CTA") and deferred tax liabilities, which had previously been included as a component of other comprehensive income (loss) income within shareholders' equity. The net gain of approximately $2,253, primarily due to reversing the CTA balance is included as a component of other expense (income), net on the consolidated statement of operations. The benefit from reversing the deferred tax liabilities, primarily employee benefit related of approximately $1,170, is included as a component of benefit from income taxes on the consolidated statement of operations, as described in Note 5.

(In thousands, except share and per share data, unless otherwise indicated)

14. Unaudited Quarterly Financial Data

The following is a summary of quarterly results of operations:

				Quarter ended
	December 31	September 30	June 30	March 31
2011				
Net sales	**$186,048**	**$195,864**	**$190,417**	**$193,044**
Gross profit	**32,318**	**37,451**	**37,718**	**39,290**
Operating income (loss)	**(7,584)**	**6,997**	**7,413**	**6,700**
Provision for income taxes	**22,727**	**1,543**	**1,158**	**677**
Net income[(C)]	**35,366**	**4,257**	**3,240**	**2,674**
Net loss attributable to noncontrolling interests	**(3,209)**	**(272)**	**(124)**	**(215)**
Net income attributable to Stoneridge, Inc. and subsidiaries	**38,575**	**4,529**	**3,364**	**2,889**
Earnings per share:				
Basic[(A)]	**1.58**	**0.19**	**0.14**	**0.12**
Diluted[(A)]	**1.56**	**0.18**	**0.14**	**0.12**

				Quarter ended
	December 31[(B)]	September 30[(B)]	June 30[(B)]	March 31[(B)]
2010				
Net sales	$160,454	$160,436	$166,262	$148,074
Gross profit	35,763	36,598	39,264	33,931
Operating income	5,757	5,587	7,817	4,363
Provision (benefit) for income taxes	(539)	1,975	731	(1,489)
Net income	4,426	1,217	3,816	1,887
Net loss attributable to noncontrolling interests	(105)	(35)	(21)	(23)
Net income attributable to Stoneridge, Inc. and subsidiaries	4,531	1,252	3,837	1,910
Earnings per share:				
Basic[(A)]	0.19	0.05	0.16	0.08
Diluted[(A)]	0.19	0.05	0.16	0.08

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in weighted average basic and diluted shares outstanding.

(B) As discussed in Note 2 regarding our change in accounting for certain U.S. business inventories from the last-in, first-out method to the first-in, first-out method, unaudited quarterly financial data has been retrospectively adjusted.

(C) As a result of obtaining a controlling interest in PST on December 31, 2011, the Company recognized a one-time non-cash after-tax gain of $42.5 million.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at beginning of period	Charged to costs and expenses	Write-offs	Balance at end of period
Accounts receivable reserves:				
Year ended December 31, 2009	$4,204	$917	$(2,771)	$2,350
Year ended December 31, 2010	2,350	710	(1,047)	2,013
Year ended December 31, 2011	**2,013**	**191**	**(719)**	**1,485**

	Balance at beginning of period	Net additions charged to income (expense)	Exchange rate fluctuations and other items	Balance at end of period
Valuation allowance for deferred tax assets (As adjusted):				
Year ended December 31, 2009	$81,447	$ 2,333	$ (660)	$83,120
Year ended December 31, 2010	83,120	(8,371)	191	74,940
Year ended December 31, 2011	**74,940**	**1,059**	**2,212**	**78,211**

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.

There has been no disagreement between the management of the Company and its independent auditors on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, an evaluation was performed under the supervision and with the participation of the Company's management, including the principal executive officer ("PEO") and principal financial officer ("PFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Company's PEO and PFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

Changes in Internal Control Over Financial Reporting

On December 31, 2011, we completed our acquisition of a controlling interest in PST Eletronica Ltda. ("PST"). PST operated under its own set of processes and internal controls and we are currently maintaining those processes and much of that control environment until we are able to incorporate PST's processes into our own processes and control environment. We currently expect to complete the incorporation of PST's operations into our processes and control environment in the second quarter of 2012. There were no other changes to our internal controls over financial reporting that could have a material effect on our financial reporting during the year ended December 31, 2011.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

On December 31, 2011, we completed our acquisition of a controlling interest in PST. PST's results of operations are included in the Company's statement of operations as equity earnings of investees for the year ended December 31, 2011. As permitted by the SEC, we have elected to exclude PST from our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. Total tangible assets of PST represent 21% of our total assets as reported in our consolidated financial statements for the year ended December 31, 2011.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting excluded PST Eletronica Ltda., which the Company acquired a controlling interest on December 31, 2011. The results of PST Eletronica Ltda. were not consolidated into the Company's consolidated statement of operations as the acquisition date was December 31, 2011 and PST's Eletronica Ltda. represented approximately 21% total assets (excluding goodwill and acquired intangible assets) at December 31, 2011. Our audit of internal control over financial reporting of Stoneridge, Inc. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of PST Eletronica Ltda.

In our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, other comprehensive income (loss) and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 of Stoneridge, Inc. and Subsidiaries and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
March 15, 2012

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 regarding our directors is incorporated by reference to the information under the sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2012. The information required by this Item 10 regarding our executive officers appears as a Supplementary Item following Item 1 under Part I hereof.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2012.

In October 1997, we adopted a Long-Term Incentive Plan for our employees, which expired on June 30, 2007. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we adopted an Amended and Restated Long-Term Incentive Plan. In May 2010 we adopted an Amended Directors' Restricted Share Plan and an Amended and Restated Long-Term Incentive Plan, as amended. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2011, is as follows:

	Number of securities to be issued upon the exercise of outstanding share options	Weighted-average exercise price of outstanding share options	Number of securities remaining available for future issuance under equity compensation plans[(A)]
Equity compensation plans approved by shareholders	104,100	$12.76	1,590,852
Equity compensation plans not approved by shareholders	—	$ —	—

(A) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 1,384,160 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Amended and Restated Long-Term Incentive Plan, as amended and 26,600 restricted Common Shares issued and outstanding to directors under the Amended Directors' Restricted Share Plan as of December 31, 2011.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Director Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2012.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2012.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K.

	Page in Form 10-K
(1) Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	46
Consolidated Balance Sheets as of December 31, 2011 and 2010	47
Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009	48
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	49
Consolidated Statements of Other Comprehensive Income (Loss) and Shareholders' Equity for the Years Ended December 31, 2011, 2010 and 2009	50
Notes to Consolidated Financial Statements	51
(2) Financial Statement Schedule:	
Schedule II — Valuation and Qualifying Accounts	86
(3) Exhibits:	
See the list of exhibits on the Index to Exhibits following the signature page.	

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: March 15, 2012

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 15, 2012

/s/ JOHN C. COREY

John C. Corey
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 15, 2012

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: March 15, 2012

/s/ WILLIAM M. LASKY

William M. Lasky
Chairman of the Board of Directors

Date: March 15, 2012

/s/ JEFFREY P. DRAIME

Jeffrey P. Draime
Director

Date: March 15, 2012

/s/ DOUGLAS C. JACOBS

Douglas C. Jacobs
Director

Date: March 15, 2012

/s/ IRA C. KAPLAN

Ira C. Kaplan
Director

Date: March 15, 2012

/s/ KIM KORTH

Kim Korth
Director

Date: March 15, 2012

/s/ PAUL J. SCHLATHER

Paul J. Schlather
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
2.1	Asset Purchase and Contribution Agreement, dated October 9, 2009, by and among the Company and Bolton Conductive Systems LLC, Martin Kochis, Joseph Malecke, Bolton Investments LLC, William Bolton and New Bolton Systems (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
2.2	Share Purchase Agreement, dated November 22, 2011, by and among Stoneridge, Inc., Marcos Ferretti, Adriana Campos De Cerqueira Leite, Alphabet do Brasil Ltda., PST Eletronica S.A., and Sergio De Cerqueira Leite (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 5, 2012).
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June, 30 2007).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Senior Secured Notes Indenture dated as of October 4, 2010 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 6, 2010).
4.3	First Supplemental Indenture to Indenture dated as of October 4, 2010 among Stoneridge, Inc., Stoneridge Control Devices, Inc., Stoneridge Electronics, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 6, 2010).
10.1	Directors' Share Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953))*.
10.2	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.3	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.4	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.5	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017))*.
10.6	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.
10.7	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement including Performance and Time- Based Restricted Shares (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.
10.8	Amendment to Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.

Exhibit Number	Exhibit
10.9	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2006)*.
10.10	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2006)*.
10.11	Form of 2006 Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 26, 2006)*.
10.12	Form of 2006 Directors' Restricted Shares Plan Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006)*.
10.13	Annual Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 2, 2006)*.
10.14	Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)*.
10.15	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)*.
10.16	Amended Employment Agreement between Stoneridge, Inc. and John C. Corey (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.17	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.18	Form of Stoneridge, Inc. Long-Term Incentive Plan — Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.19	Form of Stoneridge, Inc. Long-Term Cash Incentive Plan — Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.20	Form of Stoneridge, Inc. Long-Term Incentive Plan — 2007 amendment to the restricted shares grant agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.21	Form of Stoneridge, Inc. Long-Term Incentive Plan — 2008 amendment to the restricted shares grant agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.22	Stoneridge, Inc. Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.23	Stoneridge, Inc. Officers' and Key Employees' Severance Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 9, 2009)*.
10.24	Stoneridge, Inc. form of Indemnification Agreement between the Company and John C. Corey, George E. Strickler, Kenneth A. Kure and James E. Malcolm (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
10.25	Stoneridge, Inc. Amended and Restated Long-Term Incentive Plan — Form of 2010 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.

Exhibit Number	Exhibit
10.26	Stoneridge, Inc. Long-Term Cash Incentive Plan — Form of 2010 Phantom Share Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.
10.27	Amended and Restated Credit and Security Agreement dated as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institutions Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A. and Fifth Third Bank, as lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).
10.28	Letter agreement dated October 7, 2010 by and among Stoneridge, Inc. and certain members of, or trustees of trusts for the benefit of members of the D.M. Draime family (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2010).
10.29	Underwriting Agreement, dated November 2, 2010, by and among the Company, certain members of, or trustees of trusts for the benefit of members or, the D.M. Draime family, as identified in Schedule A thereto, and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on November 4, 2010).
10.30	Amendment No. 1 dated December 2, 2010 to the Amended and Restated Credit and Security Agreement as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institution Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A, and Fifth Third Bank, as lenders (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010).
10.31	Amended and Restated Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.
10.32	Amended Directors' Restricted Share Plan (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.
10.33	Second Amended and Restated Credit and Security Agreement as of December 1, 2011 by and among Stoneridge, Inc. and certain of its subsidiaries as Borrowers, PNC Bank, National Association, as Agent, an Issuer and Lead Arranger, and PNC Bank, National Association, JPMorgan Chase Bank, N.A., Comerica Bank and Fifth Third Bank, as lenders (incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 2, 2011).
10.34	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2011)*.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Principal Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Independent Auditors, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

Exhibit Number	Exhibit
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Financial Statements of PST Eletrônica Ltda., filed herewith.

*— Reflects management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

EXECUTIVE OFFICERS

RICHARD M. ADANTE
Vice President of Operations

THOMAS A. BEAVER
Vice President of the Company and Vice President of Global Sales and Systems Engineering

JOHN C. COREY
President, Chief Executive Officer and Director

SERGIO DE CERQUEIRA LEITE
Chief Executive Officer of PST Eletronica Ltda.

MICHAEL D. SLOAN
Vice President of the Company and President of Stoneridge Control Devices Division

GEORGE E. STRICKLER
Executive Vice President, Chief Financial Officer and Treasurer

MARK J. TERVALON
Vice President of the Company and President of Stoneridge Electronics Division

SENIOR MANAGEMENT

CRAIG E. BALLEW
Vice President of Lean Business Enterprise Systems

ROBERT J. HARTMAN
Corporate Controller

MARK JENKINS
Vice President and Managing Director of Stoneridge Electronics Ltd.

PETER KRUK
Vice President and Managing Director of Stoneridge Electronics OEM

KENNETH A. KURE
Corporate Treasurer and Director of Finance

STEVEN J. SYZDEK
Vice President and General Manager of Stoneridge Asia Pacific Electronics (Suzhou)

BOARD OF DIRECTORS

JOHN C. COREY [2004]
President, Chief Executive Officer and Director

JEFFREY P. DRAIME[2,3] [2005]
Self-employed business consultant, owner of Silent Productions, a concert promotions company, and a partner and the President of AeroMax Aviation Holdings, LLC, a charter aircraft corporation

DOUGLAS C. JACOBS[1,2] [2004]
Executive Vice President–Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company

IRA C. KAPLAN[1,3] [2009]
Managing Partner of Benesch, Friedlander, Coplan & Aronoff, a law firm

KIM KORTH[2,3] [2006]
Founder, owner and President of IRN, Inc., an international automotive consulting firm, and President and Chief Executive Officer of Supreme Corporation, a manufacturer of specialized commercial vehicle truck bodies

WILLIAM M. LASKY[1,2,3] [2004]
Chairman of the Board
Chairman of the Board of Accuride Corporation, a manufacturer and supplier of commercial vehicle components

PAUL J. SCHLATHER[1] [2009]
CPA, self-employed business consultant

[ ] Year elected as Director
1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating and Corporate Governance Committee

CORPORATE INFORMATION

CORPORATE OFFICES
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

STOCK EXCHANGE
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

DIVIDEND POLICY
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

TRANSFER AGENT AND REGISTRAR
Computershare acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

Computershare
PO Box 43078
Providence, RI 02940
1-800-622-6757
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company.

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 11:00 a.m., Monday, May 7, 2012, at the Marriott Cleveland Airport Hotel, 4277 W. 150th St., Cleveland, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 11, 2012, and is available at www.edocumentview.com/sri.

FORM 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2011, is available without cost to shareholders at www.stoneridge.com or upon written request to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

INVESTOR RELATIONS
Information on Stoneridge's products and services, news releases, corporate governance, SEC filings and an electronic version of the annual report are available at www.stoneridge.com.

Security analysts, investment professionals, shareholders and the media may request information and should direct their business-related inquiries to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

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Stoneridge, Inc. *9400 East Market Street Warren, Ohio 44484 330.856.2443 www.stoneridge.com*